12

Follow-Up Materials

06013025

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Palfinger

*CURRENT ADDRESS

PROCESSED

MAY 04 2006

THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 34843 FISCAL YEAR 12-31-05

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: dlw

DAT : 5/2/06

2005 Annual Report We have grown quite significantly.

PALFINGER

PALFINGER

Ad-hoc INFORMATION

2005 another year of record results for PALFINGER

- Revenue increased by 28.8 %
- EBIT increase of 56.2%
- Consolidated net profit for the year increased by 75.8%

EURm	2005	2004	2003
Revenue	520,0	403,7	334,1
EBITDA	77,5	53,9	37,5
EBIT	65,1	41,7	25,6
Consolidated net	48,1	27,4	15,2

Bergheim / Salzburg, 10 March 2006

In the 2005 financial year, PALFINGER was able to increase revenue by EUR 116.3m or 28.8 % to EUR 520.0m. EBIT climbed by 56.2 % to EUR 65.1m.

Consolidated net profit of the year was also marked by a disproportionate increase of 75.8 % to EUR 48.1m. Correspondingly, earnings per share increased to EUR 5.48 (2004: EUR 3.11).

The equity ratio rose to 56.8 %, strengthening PALFINGER's capital base for further growth. Because of the successful 2005 financial year, a dividend increase from EUR 1.1 to EUR 1.8 will be recommended.

The Cranes segment remains the driving force of the company and was marked by excellent development in 2005. The concluded relocation process of cylinder production to Bulgaria and measures implemented to increase efficiency in the value chain greatly contributed to the optimization of cost structure. With the successful integration of Ratcliff Palfinger Ltd., PALFINGER AG was able to position itself as market leader in tail lifts in Great Britain and to expand the product range with innovative products. The decision to develop the Area Asia & Pacific marked an important step in the Asian market.

For 2006, PALFINGER AG anticipates continued positive development in all areas. Besides securing the outstanding earnings situation in the Cranes segment, focus is going to be on the sustainable development of profitability in the Hydraulic Systems segment. The international strategy entails development of the Area Asia & Pacific and intensification of further market expansion in North and South America.

For further information:

Hannes Roither, PALFINGER AG
Company spokesman
Phone +43 (0)662 46 84-2260
h.roither@palfinger.com

Anton Graf, PALFINGER AG
Investor Relations
Phone +43 (0)662 46 84-2275
a.graf@palfinger.com

PALFINGER

RECEIVED
2006 MAY -2 A 10:25
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

PRESS INFORMATION

2005 another year of record results for PALFINGER

- Revenue increased by 28.8 %
- EBIT increase of 56.2%
- Consolidated net profit for the year increased by 75.8%

EURm	2005	2004	2003
Revenue	520.0	403.7	334.1
EBITDA	77.5	53.9	37.5
EBIT	65.1	41.7	25.6
Consolidated net p	48.1	27.4	15.2

Bergheim / Salzburg, 10 March 2006

The 2005 financial year was marked by growth of all areas for PALFINGER AG. "Good market development, revenue growth in all segments, and high capacity utilization of production facilities combined with outstanding standards in product development was decisive in achieving these good results. Cost increases in raw materials were mostly offset by productivity increases. "said Wolfgang Anzengruber, CEO of PALFINGER AG, on Friday at the press conference on the 2005 financial statements.

Compared to previous year, revenue was increased by EUR 116.3m or 28.8 % to EUR 520.0m. EBIT climbed by 56.2 % to EUR 65.1m, translating into an EBIT margin of 12.5 %.

Consolidated net profit of the year was also marked by a disproportionate increase of 75.8 % to EUR 48.1m. Correspondingly, earnings per share increased to EUR 5.48 (2004: EUR 3.11).

The equity ratio rose to 56.8 %, strengthening PALFINGER's capital base for further growth. On account of the successful 2005 financial year, a dividend increase from EUR 1.1 to EUR 1.8 will be recommended.

The Cranes segment remains the driving force of the company and was marked by excellent development in 2005. The concluded relocation process of cylinder production to Bulgaria and measures implemented to increase efficiency in the value chain greatly contributed to the optimization of cost structure. With the successful integration of Ratcliff Palfinger Ltd., PALFINGER AG was able to position itself as market leader in tail lifts in Great Britain and to expand the product range with innovative products. The decision to develop the Area Asia & Pacific marked an important step in the Asian market.

For 2006, PALFINGER AG anticipates continued positive development in all areas. Besides securing the outstanding earnings situation in the Cranes segment, focus is going to be on the sustainable development of profitability in the Hydraulic Systems segment. The international strategy entails development of the Area Asia & Pacific and intensification of further market expansion in North and South America.

For further information:

Hannes Roither, PALFINGER AG
Company spokesman
Phone +43 (0)662 46 84-2260
h.roither@palfinger.com

Anton Graf, PALFINGER AG
Investor Relations
Phone +43 (0)662 46 84-2275
a.graf@palfinger.com

Please visit the media corner at www.palfinger.com for text download and appropriate pictures. An extensive database with pictures and press information is available in the PALFINGER EXTRANET. In order to use this service free of charge, please register at http://extranet.palfinger.com

Search DRs By:
- Name
- Symbol GO
- CUSIP

PALFINGER AG

ADD TO \

Overview

Palfinger is an international manufacturer of hydraulic lifting, loading and handling systems.Co. develops and distributes truck cranes with a lifting capacity of 0.8 to 120 meter-tons. The Hydraulic Systems Division includes the profit centers Container Handling Systems, as well as Railway, Crayler, Mobiler and Access. The Agriculture and Forestry Division's developed, produced and marketed products include stewing overhead and mobile cranes used in agriculture and forestry, as well as, more frequently in the recycling division. Co.'s distribution and sales network is based on 80 independent dealers. In total, there are 1,500 service and distribution points worldwide.

Data provided by Mergent, Inc.

Symbol: PLFRY
CUSIP: 696375104
Exchange: OTC
Ratio: 1:1
Country: Austria
Industry: Industrial Engineer.
Depositary: BNY (Sponsored)
Effective Date: Mar 31, 2005
Underlying SEDOL: 5700350
Underlying ISIN: AT0000758305
U.S. ISIN: US6963751044

DR CALENDAR OF EVENTS

DR DIVIDENDS & DISTRIBUTIONS

Custodians

- Bank Austria Creditanstalt

Related Links

- Palfinger AG Homepage
- Free Annual Reports Service
- Shareholder Inquiries & Account Access
- Form 211 (For Broker/Dealer Use Only)

Helpful Links

- BNY Foreign Exchange
- FreeEDGAR SEC Filings
- Zacks.com

Latest Quote:

as of

Last	Chg	Prev Cls	Hig
	unch	n/a	n/a
n/a*	% Chg	52 Wk Range	
	unch	n/a	

***Price Type: Calculated**


52-Wk. Performance
Exchange provides no volume data.
5 DAY
3 MOS.
6 MOS.

INTERACTIVE CHARTING

News

No news is available

Monthly DR Trading Summary

Data provided b

Month	Month-End DR Close Price	DR Tradin Volume
Mar. 05	57.08	

COMPREHENSIVE DR TR

Contents

PALFINGER Financial highlights [1]

EUR '000
Income statement
Revenue
EBITDA
EBITDA margin
Profit from operations (EBIT)
EBIT margin
Profit before tax
Consolidated net profit for the year
Balance sheet
Total assets
Non-current assets
Liabilities
Capital and reserves [2]
Equity ratio [2]
Net debt owed [4]
Gearing [2]
Cash flow and investment
Cash flows from operating activities
Free cash flow
Investment in property, plant, and equipment
Depreciation and amortization
Payroll
Average annual payroll [3]
Value
Return on Sales
Net Working Capital [4]
Capital Employed (at balance sheet date) [4]
ROCE
ROE
EVA
WACC

2005	2004	2003	2002	2001
520,048	403,739	334,111	306,482	332,097
77,530	53,871	37,526	35,353	52,023
14.9%	13.3%	11.2%	11.5%	15.7%
65,142	41,697	25,619	22,983	37,830
12.5%	10.3%	7.7%	7.5%	11.4%
63,926	41,168	23,880	19,530	34,469
48,143	27,391	15,192	13,006	22,130
348,591	309,286	265,505	265,952	294,602
147,572	121,671	115,540	115,874	132,429
150,592	149,326	128,895	138,497	166,022
197,999	159,960	136,610	127,456	128,580
56.8%	51.7%	51.5%	47.9%	43.6%
(35,750)	(26,877)	(32,372)	(49,985)	(71,465)
18.1%	16.8%	23.7%	39.2%	55.6%
42,711	25,726	39,027	31,655	10,701
9,427	12,942	27,601	33,732	(23,894)
14,999	12,510	15,457	11,160	32,220
12,388	12,174	11,907	12,370	14,193
3,087	2,563	2,293	2,269	2,072
14.9%	13.3%	11.2%	11.5%	15.7%
88,241	68,870	56,821	67,104	73,915
233,749	188,755	169,950	177,443	200,044
25.1%	18.2%	11.8%	9.8%	16.2%
29.8%	20.2%	12.5%	11.0%	22.0%
35,442	18,118	7,446	7,117	16,509
8.3%	8.1%	7.5%	6.0%	6.7%

1) Previous years' figures were adjusted according to changes in IFRS 3.
2) Minority interests are included in Capital and reserves. Previous years' figures have been adjusted accordingly.
3) Staff of consolidated Group companies excluding investments consolidated at equity, as well as apprentices, loaned personnel, and part-time employees.
4) From 1 January 2005 the definition of this performance indicator was changed in line with internal reporting. Previous years' figures have been adjusted accordingly.

PALFINGER at a glance

Position in the global market

- International leader in the manufacturing of hydraulic lifting, loading, and handling systems
- Extensive service network with more than 1,500 outlets in 125 countries on five continents
- Expert provider of customer-oriented solutions for efficient management of interfaces of the transport chain
- Technological leader and Number One in the global market for truck-mounted, industrial knuckle-boom cranes and container handling systems
- Global Number Two in transportable forklifts and forestry and recycling cranes
- Leading specialist in high-tech railway applications

Organization

- Headquarters in Bergheim / Salzburg, Austria
- 28 companies in Argentina, Austria, Brazil, Bulgaria, Canada, Croatia, France, Germany, Great Britain, Italy, Slovenia, South Africa, and the USA
- Total global workforce of approximately 3,326
- Optimized global sales and service network via independent dealers
- Customer and market-oriented organizational structure "Global PALFINGER Structure" (GPS) ensures optimal closeness to customers both regionally and at the product level as well as process orientation along the entire value chain

Business Overview

- High order intake and revenue in all product areas
- Record revenue and earnings
- Material supply bottlenecks and cost increases are mostly cushioned
- GPS as foundation for further growth
- Continuous development of product portfolio – innovation leader in product development and business process solutions
- Relocation of production in the scope of location optimization program concluded
- Acquisition and integration of the British market leader for tail lifts

Financial overview

- Record revenue of EUR 520.0 million
- Overproportionate increase in EBIT (56.2 percent) to EUR 65.1 million
- Cash flows from investment EUR -35.9 million
- Gearing ratio of 18.1 percent
- High equity ratio of 56.8 percent
- ROCE increased to 25.1 percent and ROE increased to 29.8 percent

Ownership structure

PALFINGER is 64 percent owned by the Palfinger family. Since conclusion of the share repurchase scheme in April 2003, PALFINGER AG holds five percent of shares. Since then, 31 percent of shares have been in free float. International institutional investors (mainly from Europe) hold about 26 percent of capital.


5% PALFINGER AG
31% Free float
64% Palfinger family

The shares of PALFINGER AG are listed on the Vienna Stock Exchange and are freely traded on the stock exchanges in Stuttgart, Frankfurt, Berlin, and Düsseldorf since June 2000. Since 2005, the company has also been listed on the stock exchange in New York with an ADR Level 1 Listing.

Mission Statement

PALFINGER stands for innovative lifting, loading, and handling solutions at the interfaces of the transport chain. This is how we make our customers more successful worldwide.

Innovation
is the result of our passion for the permanent improvement of product, process, and organization.

Internationalization
assures our customers of market-conforming products on all five continents and provides to our company maximum independence of regional growth while at the same time opening up new potentials.

Diversification
assures us of independence from sector-specific fluctuations, creates additional growth potentials, and guarantees our sales partners an optimized product portfolio.

Highlights – Innovation / Internationalization / Diversification

The organizational structure GPS implemented in 2004 was developed further in 2005. The suppliers' portfolio was expanded, suppliers' agreements were extended on global levels and geared to long-term considerations, thus making PALFINGER even more efficient in meeting customer demands in all industries and regions.

Regionalization in Eastern Europe also resulted in efficiency increases in the local value chain. Concentration of cylinder production in Tenevo/Bulgaria proved especially successful, optimizing the cost structure of the company.

By developing the Area Asia & Pacific, PALFINGER is taking another step towards markets in Asia. Implementation of organization and process structures was pushed ahead. The hookloader was selected as the first product for assembly in China.

By acquiring Ratcliff Tail Lifts Ltd. based in Great Britain, PALFINGER not only positioned itself for market leadership in tail lifts but also increased its product range by the innovative and tried and trusted products of the renowned tail lift manufacturer.

Wolfgang Anzengruber (49), Chairman of the Management Board

Mr. Anzengruber began his career with the Simmering-Graz-Pauker Group. In 1990, he assumed the position of Technical Manager at ABB Industrie GmbH, and then became Senior Executive Vice President Administration at ABB Energie AG, and finally a member of the management team of ABB Österreich. In 1999, he joined the management team of Salzburger Stadtwerke, and became Senior Executive Vice President Sales of Salzburg AG from 2000. Mr. Anzengruber has been Chairman of the Management Board of PALFINGER since September 2003. His chief responsibility is enhancement of the value-added process.

Eduard Schreiner (40), Finance Director

Mr. Schreiner worked at BDO (now Deloitte & Touche) until 1993. He then joined OMV AG, where he was appointed Managing Director of OMV Tschechien GmbH in 1998. Mr. Schreiner was appointed Finance Director of PALFINGER in March 2002.

Wolfgang Pilz (46), Marketing Director

Mr. Pilz looks back on more than 20 years of experience in the crane business at PALFINGER. He was appointed Marketing and Distribution Manager of the Truck Cranes Division in 1997 and became Marketing Director in 2003. His main responsibilities include the core business areas of truck-mounted CRANES and container handling systems.

Herbert Ortner (37), Marketing Director

Mr. Ortner was global Business Unit Manager for industrial hoses at the publicly listed Semperit Group until 2001. He then joined PALFINGER, where he developed the spare parts, equipment, and service business before being appointed Marketing Director in 2003. The focus of his activities includes railway applications, tail lifts, portable forklifts, container transfer systems, and aerial work platforms, as well as further expansion of the service business.

Alexander Exner (58), Chairman of the Supervisory Board

Mr. Exner is a management consultant and founding member of the Neuwaldegg consultancy group. He has been a consultant to the Palfinger Group for more than 25 years. Mr. Exner was CEO of Palfinger Holding AG in the 1990s. After the establishment of PALFINGER, he became Deputy Chairman of the Supervisory Board and has been Chairman of the Supervisory Board since 2003.

Hubert Palfinger Sr. (63), Deputy Chairman of the Supervisory Board

Mr. Palfinger began with the industrial production of truck-mounted cranes in 1964 at the age of 22, after taking over his father's business. The majority shareholder of the Group headed the company for 33 years and was Chairman of the Supervisory Board from 1997 until 2003.

Hubert Palfinger Jr.

Kurt Stiassny

Peter R. Scharler

Delegated by the Works Council:

Erwin Asen

Johann Mair

Bernhard Wetzelsberger



We posted revenue growth of 28.8 percent.







Foreword by the Chairman of the Board

Dear shareholder,

The three pillars of our strategy – innovation, internationalization, diversification – are the foundation of our success and PALFINGER's growth strategy.

The 2005 financial year was marked by growth for PALFINGER. We surpassed the high expectations placed on us by strategic concentration on the company's three pillars innovation, internationalization, and diversification. In 2005, we achieved the best results in PALFINGER corporate history.

This achievement is a result of performance in the CRANES segment in Europe, high capacity utilization in all product areas, positive market development, and our high standards in product development. By consistently focusing on innovation, internationalization, and diversification, we continued our strategy of profitable growth and were able to further strengthen PALFINGER's market position on a global level.

The varied growth patterns of the individual regions where PALFINGER is active were accounted for with the creation of "Global PALFINGER Structure" (GPS), strengthening responsibilities, and efficiently utilizing synergies in the entire value chain. With "Rapid Process" (RAP) in the CRANES segment, we realized additional increases in dynamics and efficiency. Our tried and tested organizational structure was developed further in the scope of "GPS reloaded", and RAP was transferred to the remaining product areas.

The successful acquisition and integration of British tail lift manufacturer Ratcliff Tail Lifts Ltd. into the company, and concentration of cylinder production in Bulgaria were significant steps in our strategy of diversification and internationalization.

The company made further progress in realizing its responsibilities towards society, the environment, and staff. Promotion of quality, environmental awareness, and personal development of our staff members remains among our top priorities.

The 2005 financial year has been very successful for PALFINGER. Thanks to our strategic orientation and organization, the Group is well positioned in the market and geared towards further growth.

On behalf of the entire Management Board, I would like to thank our shareholders and stakeholders for the confidence vested in our company, and our staff members for their relentless dedication and efforts.

Wolfgang Anzengruber

Foreword by the Chairman of the Supervisory Board

Dear shareholder,

Continuous cooperation between management and supervisory board ensures long-term security for staff, customers, and shareholders.

2005 was another successful year for PALFINGER. All business segments were marked by growth. Our performance is attributable to the outstanding work of the Management Board, our highly motivated staff members, and continuous development of corporate strategy. The fruits of our labor are reflected in outstanding share price development.

In the 2005, the Supervisory Board performed the duties with which they were charged by law and ensured compliance with the regulations of the Austrian Corporate Governance Code, bearing in mind the company's interests. The expertise of the Supervisory Board's individual members allowed for highly efficient and successful execution of tasks.

Cooperation with the Management Board of PALFINGER during the last year also proved fruitful. The Management Board discussed all strategic measures of the company with the Supervisory Board, regularly reported to the Supervisory Board on current business developments, and involved the Board in all major decisions. Thus, the Supervisory Board was able to exercise its control function efficiently.

On behalf of all members of the Supervisory Board and as representative of the owners, I want to acknowledge the dedication of the Management Board, the delegates of the works council, and all staff members at PALFINGER, and thank them for the success the Group achieved in the past financial year. I would like to extend special thanks to our shareholders, customers, and partners for their confidence in the company.

Alexander Exner



The share of PALFINGERs in the Supervisory Board doubled in 2005.





PALFINGER

EBIT of Cranes grew by 63.9 percent.



Operational review

Gerald Pschernig
Head of CRANE Division

Economic background

As a globally active company we are influenced by regional conditions.

In 2005, the global economy grew by 3.25 percent and again was dominated by China as well as the emerging markets in Asia and the USA. Increases in the oil price to more than USD 70 per barrel and numerous natural disasters during the reporting year also significantly affected developments.

At 1.5 percent, the Euro zone recorded slightly lower growth than in the same previous-year period (1.8 percent). The new EU member states and especially the other Eastern European countries were able to sustain their growth levels of around 5 percent. Increasing exports and investment demand resulted in an economic upswing in the second half of 2005. Despite sinking demand for real estate in France and Spain, growth rates are expected to remain at least stable in 2006, not last because increased exports and improved economic forecasts for Germany.

In China growth leveled off at above 9 percent in 2005; levels are expected to remain stable in 2006. While investment activities are restrained by restrictive monetary and fiscal policies, and administrative measures, low tax rates are stimulating consumption of private households. Thus, a change is anticipated from export- and investment-driven growth to growth driven by consumption. India again posted growth of more than 6 percent; similar rates are expected for 2006.

In the USA, economic growth of 3.5 percent in 2005 did not quite reach the level of 2004 (4.3 percent). Especially developments in the fourth quarter remained below expectations. After the real estate boom reached its peak in 2005, declines are anticipated in 2006. Expert opinions are varied on the dynamics and intensity of repercussions, among other things because of reconstruction in the hurricane regions.
In addition, sales of new privately owned homes continue to boom and there is no end in sight. Further increasing energy costs, low incomes, and the saturated vehicle market could put strains on domestic consumption. The economies of Canada and Mexico posted growth rates of about 3 percent, and slight increases are expected for 2006.

Significantly weaker development than forecast at the beginning of the year marked the Brazilian economy, which posted negative growth in the third quarter of 2005. Economic leeway of companies is restricted by high interest rates of up to 18 percent. The political system in Brazil has been marred by several cases of corruption; however, economic recovery is anticipated in 2006.

Oil prices reached record highs in 2005 and further increases are expected; nonetheless, adjusted for inflation, fuel prices are still below the levels of 20 years ago. The increased oil prices led to a slight rise of inflation rates despite low underlying inflation, which increasingly led to the occurrence of second-round effects influencing wage agreements.

Interest rate development in the USA was marked by continuous increases. Rates peaked at 4.25 percent. Currently a decline is anticipated in interest rate development for 2006. Because of continued low growth rates in Europe, no significant interest rate increases are expected from the ECB.

The focus on the USA on the high current account deficit and further yuan revaluations are going to weaken the US dollar in the medium term at least with regard to Chinese and Canadian currencies. Until the end of 2006, Euro / US dollar exchange rates are expected to reach 1.25 again because of the end of interest rate increases in the USA. Over the course of 2005, the Brazilian Real also strongly appreciated against the Euro.

Revenue by region

Europe still driving growth.



8.2% North America
4.2% Latin America
2.1% Far East
0.8% Middle and Near East
2.1% Oceania
1.1% Africa
5.1% Rest of Europe
76.4% European Union

Construction industry

The construction industry was marked by growth in all markets.

During the reporting year, the international construction industry also profited from the general economic upswing. While building volumes increased worldwide by 4.6 percent in 2004, growth during the 2005 financial year increased by about 5 percent.

The development of business areas such as infrastructure and tunnel construction, and new growth markets such as hospital construction accelerated; the result were profits in the highly competitive European construction industry. The Eastern European construction market was marked by growth again after years of weak development. For 2005, construction volumes of more than 8 percent were expected for 2005.

Construction volumes remain high in the USA and competition is increasing, not last because of the highest prices increases in building materials since 20 years, thus further increasing cost pressure for construction companies and suppliers.

At the current time, it is too early to estimate the influence of the devastation caused by the hurricanes in the Southern parts of the United States on the country's building industry. It is safe to say that high cost levels are not going to decline any time soon because of price increases of crude oil, the growing demand for building materials as a result of natural disasters, and a shortage of skilled employees in the construction industry.

After positive developments in the USA, Asian markets were also marked by comprehensive growth. Economic development of numerous Asian countries is dependent on the state of the US economy through exports and investments. In addition, positive industry development was attributable to infrastructure projects in the Asian and Pacific markets. The Asian building industry benefited from the general upward trend. In China, the building industry derived profits from intense endeavors of the country towards growth; plans are underway to resettle more than 75 percent of the Chinese population in cities until the year 2050. The focus of subsidies is on domestic construction and installations for the public supply of gas and water. Large-scale events such as the Olympic Games in 2008 and the world fair expo in 2010 are also anticipated to stimulate increased investments in construction.

Transport and transportation in Europe

Growing volumes in Continental Europe

Improvements in the European commercial vehicle market in 2004 (plus 9.0 percent in trucks with gross vehicle weight of 3.5 t or less, and plus 6.2 percent in trucks with a gross vehicle weight of more than 3.5t) continued in the first half of 2005. Compared to the previous year, the share of trucks with 3.5t or less increased by 5 percent at the beginning of 2005 already, and that of trucks with more than 2.5t by 3.2 percent. Increased registration of commercial vehicles is mainly attributable to trucks with weight of more than 16t, whose share in commercial vehicles above 3.5t is 63 percent after all.

Market shares were gained through attractive product ranges and quality improvement. Important factors of development included technological services, spare parts and repair business, and rentals. In addition, Basle II regulations led to long-term rental and leasing offers in Germany, thus affecting direct trade sales with new machines. Value-added services such as consulting or availability guarantees, as well as comprehensive ranges of accessories and logistics solutions also contributed to increase in rentals.

The eastward expansion of the European Union and international division of labor resulted in new impulses and high increases in transportation in 2005, resulting in a disproportionate increase in cross-border traffic. The growing trend towards outsourcing and off shoring reinforces the market in Eastern Europe, which will most probably result in increasing volumes of road haulage. One of the greatest challenges of the future is models of infrastructure financing – such as road pricing systems.

Competitive situation

PALFINGER stands for dedicated staff, top quality, and innovation.

In 2005, PALFINGER succeeded again in expanding its market position. The company's product portfolio is almost identical to that of its strongest competitor, Cargotec Corp. (CT). Thus, Cargotec is considered Palfinger's main competitor with regard to the entire range of product areas.

Besides numerous regional manufacturers who rarely expand distribution into neighboring countries, there are three global players in the cranes sector: PALFINGER, Cargotec, and Fassi (in descending order). The market leadership of PALFINGER is based on an extensive dealer and service network and revolutionary technology.

Customers and suppliers

Secured materials supplies despite adverse market environment.

1,500 end users and general agents participated in phone surveys and written questionnaires assessing customer and dealer satisfaction with PALFINGER products and services. Suggestions and inputs were evaluated and forwarded to the appropriate decision makers in the company for implementation.

The 2005 financial year was again marked by strained conditions in raw materials and energy supply. Purchase prices for high-strength steels increased significantly compared to 2004. In addition, freight charges rose by about 4 percent because of massive increases in fuel prices. Substantial master agreements in raw materials were renegotiated for 2006, securing materials supplies for the company despite the adverse market environment thanks to timely reaction to changes. Core elements of the new "Global Sourcing Strategy" are the expansion of the range of suppliers and the development of long-term, global supplier agreements.



Olaf Mulder
PALFINGER dealer in Spain


Sales volumes in Spain
expanded by 30 percent.

Business developments

Record revenue and further growth based on tried-and-tested three-pillar corporate strategy.

The year 2005 was the most successful year in the corporate history of PALFINGER. This success was founded on positive market conditions, the effects of product development, high productivity, and capacity utilization in the plants. Especially in the CRANES segment in Europe, the company was able to capitalize on opportunities of growth. Group revenue increased from EUR 403.7m in 2004 to EUR 520.0m in financial 2005, equivalent to a revenue increase of 28.8 percent after 20.8 percent in the previous year. EBIT rose by 56.2 percent, from EUR 41.7m to EUR 65.1m. At the same time, the EBIT margin increased from 10.3 percent to 12.5 percent.

Record revenue is based on the consistent implementation of our internationalization, diversification, and innovation strategy. In Europe, business development of the CRANES segment was marked by products in higher performance ranges and increased equipment. The profitable segment was strengthened further by growth in North America, increasing market penetration of the PALFINGER crane series in South America, and the consistent development of Area Asia & Pacific. The successful performance of EPSILON cranes continued, marked by product innovations and market penetration. Despite the staggered effects of revenue generated by service activities, developments in this segment were also highly positive.

Outstanding EBIT development continued as a result of the performance of the CRANES segment in Europe, which, among other things, led to high capacity utilization. Successful implementation of the cylinder production plant in Tenevo/Bulgaria underlines the positive effect of structural improvement projects promoted by PALFINGER. Increases in raw material prices and additional purchases in the scope of spot purchases led to increases in materials costs, bearing down on margins. However, especially the second half of the year was still marked by disproportionate margin increases because of augmented productivity and increased economies of scale.

Developments in 2005 necessitated adaptation of resources because of the requisite increase of flexible production because of growth of the CRANES segment, and improved process quality and its sustainability. Thus, this segment once again achieved delivery times in accordance with RAP principles in the fourth quarter, investments were made into growth areas, and increased profitability is anticipated, especially by BISON, as well as stable turnaround of Guima, France. Investments in North and South America were mainly for market and organization development.

These measures and requirements put a strain on the results of 2005, especially in the segment North and South America, and of products of the Hydraulic Systems and Services segment.

Business developments / Revenue



2005
2004
2003
520,048
403,739
334,111
0
100,000
200,000
300,000
400,000
500,000
600,000

Business developments / EBIT



2005
2004
2003
65,142
41,697
25,619
0
10,000
20,000
30,000
40,000
50,000
60,000
70,000

Profitable growth through cost and process optimization.

"GPS reloaded"
After the introduction of RAP ("Rapid Process") in the CRANES segment and alignment of GPS according to products and Areas over the past years, further development of the matrix structure with "GPS reloaded" was started on 1 January 2006. The system ensures process orientation in the organization and the transfer of RAP into the other product areas, as well as optimal regional and product-specific proximity to customers.

Area Asia and Pacific
Actual development of Asia as separate Area began in 2005. Singapore was chosen as headquarters of the Area Asia & Pacific, and the institution of organization and process structures is being pushed ahead. Hookloaders were chosen as the first product for assembly in the Asian market.

BISON aerial work platforms
The integration of BISON aerial work platforms, which was acquired at the end of 2004, was intensified in 2005. PALFINGER optimized the previous BISON and ACCESS product lines in the segments development and construction, adjusted organizational structures, and created preconditions requisite for productivity increases in production and assembly. In addition, distribution activities were launched in the entire European market and synergies in purchasing were identified and developed. Existing assembly activities of aerial work platforms at Köstendorf, Austria were concentrated at the Löbau location in Germany, and production of steel components was relocated to PALFINGER locations in Bulgaria and Slovenia. International distribution and services structures were tailored to customers' needs and developed further. All these measures during the reporting year were associated with considerable costs arising from integration activities.

RATCLIFF tail lifts
With Ratcliff Tail Lifts Ltd., Palfinger took over the British market leader in tail lifts in 2005. This acquisition strengthens the tail lifts sector and is expected to contribute to continued stable revenue and earnings in the future. The company was included in the Group accounts for the first time on 1 August 2005.

PALFINGER Global Sourcing
The initiative "PALFINGER Global Sourcing" (PGS) was launched during the reporting year to secure sustainable competitive ability and to reinforce the international orientation of PALFINGER. Activities in the areas "Global Footprint", "Global Sourcing", and "Total Cost Approach" were initiated in five main categories and more than 80 "sourcing" groups, achieving first successes in the main categories "Manufacturing Materials" and "Indirect Spend".

Cylinder production and steel engineering
The location optimization program launched in 2002 with relocation of cylinder production from Lengau / Austria to Tenevo / Bulgaria was completed during the reporting year. Accordingly, all types of main boom cylinders, outer boom rams, and boom extension rams for knuckle-boom cranes will be produced in Tenevo from 2006. The anticipated total of produced units is 100,000. Investments for increasing the number of units were concluded in 2005, enabling a capacity increase of about 20 percent. After successful negotiations regarding a flexible working time model for three-shift operation, investments for the modernization of hexagonal component production for boom extensions in Lengau / Austria were decided on in the fourth quarter.

Herbert Ortner
Marketing Director



Our product family
has grown larger with
RATCLIFF tail lifts.





Legal changes in Group structure

On 13 June 2005, the contract on the acquisition of 100 percent of shares in Ratcliff Tail Lifts Ltd. with headquarters in Welwyn Garden City (Great Britain) was signed by "The Ratcliff Group Ltd." and by John Ratcliff. The acquired company was renamed RATCLIFF PALFINGER Ltd.

In the last quarter of 2005, Palfinger Produktionstechnik GmbH transferred individual units to Palfinger Service- und Beteiligungs-GmbH. Hereafter Palfinger Produktionstechnik GmbH transferred its stakes in the companies Palfinger Produktionstechnik Bulgaria EOOD (100 percent), Palfinger proizvodnja d.o.o. (100 percent), and PiR metal d.o.o. (20 percent) to Palfinger Service- und Beteiligungs-GmbH.

In the spring of 2006, Palfinger Produktionstechnik GmbH as transferring entity is to be merged with Palfinger Europe GmbH as absorbing entity as agreed on 31 December 2005, in accordance with the regulations set out in Austria's Reorganization Tax Act (UmgrStG).

At the end of December 2005, SAS Financière Palfinger transferred its shares in SAS Guima Palfinger (100 percent) to Palfinger Europe GmbH.

Changes in the Supervisory Board:

- Hubert Palfinger Jr. (elected at 2005 annual general meeting; since 13 April 2005)
- Johann Maier (Works Council – until 17 April 2005 and from 18 August 2005 until 4 December 2005)
- Johann Mair (Works Council – from 9 May 2005 until 17 August 2005 and from 5 December 2005)
- Bernhard Wetzelsberger (Works Council – from 9 May 2005)

Group assets, finances, and earnings as of 31 December 2005

Positive development of the performance of PALFINGER continued during the 2005 financial year and was mainly marked by increases in revenue and earnings with full capacity utilization in production.

Thanks to increases in revenue of 28.8 percent and first time consolidation of Ratcliff Palfinger Ltd. from 1 August 2005, net working capital also rose to EUR 88.2m (12/2004: EUR 68.9m). Non-current operating assets increased to EUR 145.5m (12/2004: EUR 119.9m). The increase was mainly attributable to investments in connection with the realization of cost advantages by concentrating cylinder production in Bulgaria, and to increases in rationalization and capacity, as well as to first-time consolidation of the company Ratcliff Palfinger Ltd. Taking into account these facts, capital employed reached EUR 233.7m (12/2004: EUR 188.8m).

Cash flows and the gearing ratio indicate that the company is able to fund a large share of growth by its own means. Operative cash flows of EUR 42.7m (12/2004: EUR 25.7m) already include financing of the increase of working capital of about EUR 19.3m as a result of growth. Besides cash-effective investments of EUR 35.9m, which were also necessitated by the acquisition of Ratcliff Palfinger Ltd., EUR 9.7m was used to finance the dividend payment. Finally, net debt owed increased to EUR 35.8m (12/2004: EUR 26.9m). Also taking into account growth already realized, present cash flows and the equity ratio of 56.8 percent (12/2004: 51.7 percent), respectively a gearing ratio of 18.1 percent (12/2004: 16.8 percent) indicate Palfinger's sufficient funding power to finance further growth under its own steam.

Risk Report

Early recognition of chances and risks by PALFINGER management.

As an enterprise with worldwide operations, PALFINGER faces a variety of risks. These risks are managed via a comprehensive risk management system that is fully embedded in the group business and decision making processes. Key components of the system include standardized, Group-wide planning and controlling processes, Group-wide guidelines and reporting systems.

The PALFINGER risk management system is designed to enable both the timely recognition of chances and risks. Considering defined risk categories, the management teams of the business units identify risks. Management teams are also in charge of developing and implementing as required, measures to avoid, reduce, and hedge risks, and of utilizing existing business potential.

The Group's central Risk Management department regularly reports on risks to the Management Board and monitors compliance with the statutory Framework and the Group's internal guidelines by carrying out targeted audits in its capacity as Internal Audit Department. In addition, Internal Audit continuously evaluates the fundamental functionality of the risk management system.



In Russia, earnings have grown by 140 percent.



Existing risks

Economic risks

Palfinger is still heavily exposed to the Euro-zone markets and would be negatively affected in the event of an economic slowdown occurring in this area. Other macroeconomic risks such as the continued higher energy costs and or a sharp decline in the North American and Asian economies would likewise have consequences for the Group's revenue and earnings.

Portfolio risks

PALFINGER is following a strategy of diversification intended to achieve its long-term strategic goal of reduced dependence on the knuckle-boom crane market. Nevertheless, the knuckle-boom crane remains the primary generator of sales and profits for PALFINGER. The product portfolio extended in the context of diversification strategy is still generating losses at the present time.

Technology risks

PALFINGER continues to strive to be the innovation leader par excellence in all product fields. A new central function, knowledge and innovation management has been established. This additional new function will continue to support the product divisions in their drive for continuous innovation.

Market risks

PALFINGER operates in markets where competitive pressure continues to intensify. PALFINGER seeks to mitigate these sales risks through continued innovation, product diversification, internationalization, continuous measures to increase efficiency in the value chain, and intensive customer management programs.

Procurement risks

PALFINGER is exposed to commodity price changes. PALFINGER addresses these purchasing risks through specific commodity management. PALFINGER has close economically advantageous collaborations with suppliers, which also creates a situation of increased dependence. Late deliveries, failure to deliver, or quality deficiencies can quickly lead to disruption of production, negatively affecting profits. PALFINGER limits risks of this kind by adopting extensive procedures for the selection, monitoring processes, and supplier management systems.

Production and Assembly Risks

Palfinger is exposed to several risks deriving from operating activities, which could negatively affect earnings. PALFINGER has implemented a lean production system ("Rapid Process" / RAP) to optimize inventories and customer-specific delivery times. If this system ceases to function optimally, there could be a negative effect on profits. The following are among the Group-wide measures taken to address these risks:

- Systematic employee training and qualification programs
- Constant refinement of production procedures and technologies
- Regular facility and systems maintenance
- Comprehensive quality management

Adequate insurance cover against potential losses because of failure of the energy supply, technical faults, fires, explosions, and similar incidents has been implemented.

Günther Ebli
Distribution manager for CRANES Eastern Europe

Quality risks
PALFINGER has implemented an ISO 9001 certified quality management system. Standardized processes are in operation throughout the Group, enabling a common approach to failure identification, rectification, and avoidance. Despite the existence of this efficient, systematic quality management approach within PALFINGER, potential product liability cannot be entirely excluded. It can result in financial losses to the company and harm its image. PALFINGER has adequate insurance to cover any losses incurred through product liability incidents.

Human Resource Risks
PALFINGER recognizes that its employees are its most valuable resources. A yearly review of the Group's employees and the Management Board is carried out and succession planning for key functions is in operation. Initiatives for improvement are also derived from succinct staff surveys that are conducted twice a year.

Exchange Rate Risks
PALFINGER has significant worldwide operations and as such, its earnings are exposed to currency fluctuations. The primary areas of currency risk for the Group derive from income generated in North America and in Brazil. Within the framework of central currency management, currency exposures are regularly assessed and minimized with suitable measures such as shifting value-added or financial hedges.

Credit Risks
PALFINGER seeks to minimize its exposure to loss incurred on doubtful customer receivables through a risk management system for evaluation of distribution partners and customers; further, loan losses are covered by an extensive policy of credit insurance.

IT Risks
The operational and strategic management of PALFINGER relies heavily on complex information technology (IT). Group IT systems are maintained and optimized by both qualified PALFINGER Group experts and outside experts. In addition, PALFINGER has in place a range of technological security measures to counter the risk of unauthorized access to data, the misuse of data, and data loss.

Liquidity risks
PALFINGER controls its liquidity through efficient management of capital employed, profitable product portfolios, a policy of regular dividend disbursement, and a combination of short- and long-term financing instruments.

Overall assessment
At the moment, there are no discernible risks that could jeopardize the continued existence of the company.

Research, development, and innovation

Innovative product refinements strengthen PALFINGER's international market position.

To secure its position as technology leader in the industry, PALFINGER further reinforced its activities in research and development (R&D).

In September 2005, PALFINGER expanded organizational structures in innovation and knowledge management in order to be able to react to future developments more quickly and flexibly, supported by innovative technologies. Adaptation of ongoing R&D process to dynamic developments and the internationalization of the company have top priority. Implementation of company-wide R&D knowledge management and patent management is to ensure efficient utilization of synergies of R&D locations worldwide.

For the R&D core areas hydraulics and electronics development, Group-wide centers of excellence were established at headquarters in Bergheim, Salzburg, thus enabling targeted and bundled support of technical teams developing new products and applications.

In 2005, PALFINGER invested EUR 10.8m in research, development, and the establishment of centers of excellence. This is equivalent to 2.1 percent of total revenue. The increase in R&D expenditures compared to previous year were a result of the integration of BISON and RATCLIFF and of targeted investments in strategic projects in the cranes and tail lifts segments.

Group-wide about 210 staff members, graduates of secondary and higher education in technical fields, work in the areas of construction, production planning, production control, product management, service, and information technology. About 60 staff members are involved in the core area research, development, and innovation at all locations for R&D.

The focus of R&D is the completion of the product range, further development, and evaluation of new lightweight materials, high-duty close-grained steel, sensory engineering, and ergonomics.

Ongoing cooperations with Vienna University of Technology and Leoben University of Mining and Metallurgy started in the past years were further intensified in the materials sector. In the field of lightweight materials, PALFINGER launched a partnership with LKR (Leichtmetallkompetenzzentrum Ranshofen), a part of Austrian Research Centers. The company is also involved in several individual projects of design and ergonomics studies with Munich University of Technology, Fachhochschule Salzburg University of Applied Sciences, and Fachhochschule Rosenheim University of Applied Sciences. In cooperation with Vienna University of Economics and Business Administration, a "lead user" project has been initiated with focus on operating convenience for hydraulic lifting systems. An innovation analysis conducted by Graz University of Technology grades the PALFINGER product group knuckle-boom cranes as "innovative above average" compared to other Austrian engineering companies.

R&D activities of individual product groups
Additional product knowledge was added to the PALGATE sector by the acquisition of RATCLIFF. R&D for tail lifts is going to be concentrated at the location of Ratcliff Palfinger Ltd. in Great Britain. Strategic focus is on the expansion of the product portfolio especially in Continental Europe. For this purpose, three new model series were developed in 2005. Besides the "underslider" series, the first new model of the new tail lift series was introduced to the market; the new tuck-away tail lift "tukaway" was developed for the British market. Modular control standardizing the control system for all new PALGATE products is also a unique innovation.

Positive development of forestry and recycling cranes in the EPSILON product range was furthered by the EPSILON PLUS series. The new crane operator's cab ESCAP was developed for utilization in Northern Europe.

In the sector of CRAYLER transportable forklifts, the new F3 4-way models have been successfully introduced to the market, thus setting a decisive step in conceptual expansion of the product portfolio.

In the product group of PALIFT hook loaders, the new model generation T-Range was developed to market-readiness at the location Guima, France. The series features modularity and components that can be used in different series models. In order to better satisfy demand for comprehensive systems solutions, the product range was further expanded by the first two tipping container vehicles of a new series.

People

Our staff members are the foundation of our success. Continuous development of their capabilities and further education are among our top priorities.

At PALFINGER, customer orientation is high on the agenda. In order to meet customer demands at the highest level, organizational structures as well as staff members are highly flexible. The approach entails modern working time models based on flexi time and 'bandwidth', as well as performance-related and success-based remuneration with a majority of employees working in self-controlling teams. To strengthen the team spirit within the Group and ensure staff cohesion, "internal road shows" are staged twice a year at the different locations. At these events, staff members are informed about the Group's strategies and the progress of strategic projects. Regular meetings of management teams from the individual organizational units provide for effective information flow and decision-making.

The succinct staff survey introduced two years ago was expanded to include all international PALFINGER locations. The survey is conducted twice a year; replies are mainly web-based. This enables responses of staff members worldwide within three weeks. The results are regarded as "key performing indicators" (KPI) and are thus subject to intense discussion during executive-level meetings as well as with staff members. Based on this concept, critical developments can be identified precisely and in time to set constructive measures.

Further, the PALFIT program was systematically expanded by a project team in 2005 and internal marketing measures were set in the area of health care provision.

Another high priority of PALFINGER is continuous and targeted development of staff competence. In Austria alone, 372 staff members completed 1,304 days of training in 2005. PALFINGER's own training college ran about one third of courses.

One of the most significant strategic basic factors for further growth is highly skilled executives. In order to ensure a sufficiently sized pool of candidates for key functions in the Group early on, a leadership conference is staged once a year with top-level executives to evaluate the demand for management functions with regard to strategic planning. For this target group, two internal development programs for key functions have been launched with great success.

At the end of 2005, PALFINGER employed 3,326 staff (including temporary workers and apprentices) in 20 fully consolidated companies. In addition, 48 apprentices were trained during the reporting year. The annual average payroll was 3,087 (excluding apprentices) and 239 temporary workers were employed to cover capacity bottlenecks.

The number of employees posted to other locations during the reporting year also reflects increasing internationalization. In 2005, an average of 24 staff from Austria were working at international locations, where they made significant contributions in terms of knowledge transfer and cultural networking within the PALFINGER Group.



The share price climbed 52 percent.

The Vienna Stock Exchange in 2005

The Vienna leading index ATX took its cues from development of Eastern European share price indices and once again outperformed the major international exchanges by considerable margins. The ATX closed the year with a gain of 50.82 percent compared to year-end 2004 and reached a closing mark of 3,667.03 points on the last trading day. Compared to other international stock markets, the Austrian market reached record levels throughout the entire reporting period and closed more than 50 trading days with a new all-time high. This trend was driven by the above-average performance, in international comparison, of companies listed on the Vienna Stock Exchange and the proximity to the economies of Central, Eastern, and Southeastern Europe marked by dynamic growth. After accession of eight countries in this region to the European Union, four of which are in the direct vicinity of Austria, Austrian companies were destined to attract the attention of international investors on account of the geographical proximity. Favorable economic-geographical conditions speak for themselves.

The profitable growth of PALFINGER is reflected in share price development. Being a joint stock company, we cater to a large "financial community" through transparent information flows.

Domestic market capitalization* of the Vienna Stock Exchange reached EUR 107.1bn at the end of 2005, which marks a 65.8 percent increase over the previous year (EUR 64.6bn). Thus, market capitalization relative to GDP, a commonly used ratio in international comparisons, has increased to more than 40 percent, placing the Vienna Stock Exchange in a market position right along with other markets in Western Europe faster than anticipated.

* Domestic stocks including participation certificates, the official market, semi-official market, and third market.

The PALFINGER Share

PALFINGER's shares are listed on the "Prime Market" of the Vienna Stock Exchange. The PALFINGER share is also included in the ViDX, the index for growth and technology-oriented shares on the Vienna Stock Exchange. In Germany, the share is freely traded on the stock exchanges in Frankfurt, Stuttgart, Berlin, and Düsseldorf. An ADR Level 1 program in New York was established in March 2005.

The share price developed very well throughout the entire year of 2005 and closed at EUR 63.99 on 29 December 2005. This is equivalent to a share price increase of 52 percent, slightly outperforming the ATX. These figures do not only reflect the positive performance of the Vienna Stock Exchange in 2005, but also the outstanding development of PALFINGER.

The Management Board of PALFINGER held numerous talks with investors in Austria and abroad in 2005. Among other activities, the Management represented PALFINGER in Europe and North America at road shows organized by the Vienna Stock Exchange. In addition, PALFINGER also participated in several investors' fairs, such as the Wiener Gewinnmesse trade fair for the investing public, Invest in Stuttgart, and private investment fairs in Cologne and Nuremberg.

Hannes Roither
Company spokesman and IR officer

Complying with corporate governance regulations is one thing – to live them is something else.

Since the 2003 financial year, PALFINGER has complied with the regulations of the Austrian Corporate Governance Code (www.corporate-governance.at) and complies with nearly all the clauses provided by the code.

Evaluation results by external auditors put to prove that Corporate Governance is implemented at PALFINGER on all levels. Cooperation between the Management Board and the Supervisory Board is considered exemplary and promotes control and transparency of the company. Since 2004, evaluation is conducted in form of a questionnaire published by the Austrian Working Group for Corporate Governance. Thus, PALFINGER is one of the few companies in Austria that does not only comply with the stipulations of the Austrian Corporate Governance Code but also subjects itself to evaluation. The company significantly contributed to the creation of the Austrian Corporate Governance Code, and is going to continue to take a major part in the further development of the Corporate Governance Code.

The filled-in questionnaire by Grant Thornton Wirtschaftsprüfungs- und Steuerberatungs-GmbH is available for viewing at www.palfinger.com in the Investor Relations section under Corporate Governance.

PALFINGER complies with the L- (Legal Requirement) clauses and all C- (Comply or Explain) clauses of the Austrian Corporate Governance Code – except for the following rules:

Rule No. 42 (Strategy committee within the Supervisory Board):
The Supervisory Board of PALFINGER AG should remain a small and powerful body, which equally represents all shareholders. All Supervisory Board members should be included in decisions on strategic topics, making a separate committee redundant.

Rule No. 51 (Representative of free float in the Supervisory Board):
The composition of the Supervisory Board has proven its worth in the past; the efforts and achievements of its members are essential for the success of PALFINGER. Professional qualification and knowledge about the company constitute important prerequisites for members of the Supervisory Board.

The complete evaluation report for the reporting year will be available for download from the company's website in spring 2006.

PALFINGER is going to align company management with the newly revised Corporate Governance Code in the 2006 financial year as well and comply with regulations.

The success of a company is based on economic efficiency, social utility, and ecological compatibility.

In the long term, the success of PALFINGER is based on the confidence our partners vest in the company – investors, staff, customers and dealers, suppliers, the authorities, and residents in the neighborhoods of our locations. They trust that PALFINGER guarantees innovative capability, productivity, and ensures its activities are free of environmental risks; that the company places high priority on health and safety issues, and pursues business based on fairness. In the past year, we were able to put to proof again that the great confidence vested in PALFINGER is justified.

To be among the best in matter of sustainability as well is among the top priorities of the Management Board. In the medium term, especially those companies are going to be successful which combine maximum economic efficiency, social utility, and ecological compatibility with regard to products and production. Acting in a sustainable manner will be rewarded by increased adaptability to future needs, innovative ideas, and motivation of staff, loyalty, and increased efficiency by economization of resources, and minimization of environmental risks. In 2005, PALFINGER was included in the VÖNIX (VBV- Austrian sustainability index).

Products

The high quality, product efficiency, and long product life of PALFINGER products do not only increase economic efficiency for customers but also minimize ecological footprints. PALFINGER products adhere to top standards worldwide with regard to operating safety, thus preventing down times for end-users and ensuring safe operation. Everybody involved and the environment profit from product innovations, high safety standards, and ecological design. Three of our most significant innovations are AOS vibration reduction systems, the inclusive processing of used oil, and the patented crane securing device PALFINGER Interlock System.

PALFINGER products provide state-of-the-art solutions for people and products at the interfaces of the transport chain, thus increasing mobility. MOBILER container transfer systems enable a successful conjunction between road and rail. Among other things, passenger lifts are manufactured at the new location of Ratcliff Palfinger Ltd., which serve as boarding aids in public transportation for disabled persons.

Environment

The integrated "Qualitäts-Sicherheits-Umwelt (QSU)" management system is implemented at all production locations. It ensures systematic consideration of quality and environmental concerns in all phases of product development, production, and in the utilization phase. The QSU management system is subject to ongoing evaluations in close cooperation with all stakeholders. PALFINGER goes beyond legal requirements in improving the system: quality accreditation according to ISO 9001 is implemented at all production and assembly sites. An environmental management system in accordance with EMAS II (Eco Management and Audit Scheme) and ISO 14001 was implemented at Lengau, Austria, the Group's largest production location. Another decisive measure is the augmentation of economic efficiency through innovations – such as cataphoresis coating technology. Thus state-of-the art, innovative methods at PALFINGER improve the environmental performance of the entire Group.

Staff

The production of intelligent products is based on expertise, creativity, and commitment. For these reasons, PALFINGER aims to be regarded as innovative and reliable employer at all corporate locations in a respective region. The company wants to attract the best employees and to retain experienced staff members. Personal initiative, growth, and flexibility of staff members are promoted in a targeted and comprehensive manner.

Staff health and safety are among the company's top priorities. Absence times per year and staff member because of sickness or accidents at the workplace remain very low in the entire Group. The PALFIT program provides a framework for healthy nutrition and physical fitness in the workplace. The promotion of fitness programs, wide-ranging medical screenings, physiotherapy, and talks on health-related topics contribute to the health awareness of staff. Besides increased motivation of staff members, this project will also become consequential economically in the medium term.

In the past year, a process to ensure sustainable development of PALFINGER was launched with external consultants in order to maintain and strengthen the confidence of stakeholders in the future. Results of this process are embodied in the 2005 sustainability report, which was developed based on the international criteria of the Global Reporting Initiative this year. The report will be available for download on the company's website from the end of March 2006.

Brand

Customers and prospective customers worldwide recognize PALFINGER as premium brand. In order to meet this standard in every way, a comprehensive update of PALFINGER's corporate identity was launched in 2005 with the focus on the CD manual and the Group's new image brochure.

Sponsoring

In the scope of marketing activities, targeted sponsoring activities are considered an essential part of PALFINGER's corporate communications. The focus of these activities is on sports. The company supports athletes involved in motor sports and strength sports based on the same attributes characteristic of PALFINGER products: high precision, power, and reliability.

PALFINGER also looks back on a very successful year with regard to these activities. PALFINGER truck racers Egon Allgäuer (AUT) and Jochen Hahn (GER) came in second and sixth, respectively at the FIA European Championships. In strength sports, the company sponsors Germany's strongest man and PALFINGER testimonial Heinz Ollesch, who became team world champion as member of "Team Europa" for the third time this year. Racecar driver prospect Norbert Siedler is also sponsored by PALFINGER and won his first championship title in the Formula 3000 Pro Series.

In addition, PALFINGER is involved in a number of social and cultural projects and was an active participant in social sponsoring in 2005. As one of the main sponsors of the AMREF marathon in the historic core of the city of Salzburg, the company made a significant contribution to different development projects in Africa. Among other things, PALFINGER supplied earthquake victims in Pakistan with 1,000 winter jackets and is funding the kindergarten at SOS Children's Village Phnom Penh in Cambodia until 2010.

In the scope of a cultural event supported by PALFINGER, one PALFINGER product – a CRAYLER BM transportable forklift – kicked off 2006, the "Year of Mozart", one year earlier on 1 January 2005. Not just in the sphere of the premiere of the "Roll on Mozart" cultural initiative but also during the "Year of Mozart" CRAYLER is going to play an "uplifting" role – especially for Mozartkugeln.

EBIT in the Area Europe has grown by 66.6 percent.





Performance by regions

The EU is a secure base for globalization.

2005 Primary segmentation	Revenue EUR '000	Revenue in %	EBIT EUR '000	EBIT in %
Europe and the Rest of the World	455,698	87.6	64,531	99.1
North and South America	64,350	12.4	611	0.9

Europe and the Rest of the World

Based on development according to regions, the record year of 2005 was based on performance in segment Europe and the Rest of the World. Compared to 2004, revenue in this segment rose by 29.5 percent from EUR 352.0m to EUR 455.7m. EBIT increased from EUR 38.7m to EUR 64.5m thanks to outstanding developments in the CRANES segment and capacity utilization in production and assembly plants, more than offsetting EBIT declines in North and South America.

EUR '000

Share in Group income	in % of Group	2005	2004
External sales	87.6	455,698	352,037
Depreciation and amortization	85.0	10,533	10,982
Profit from operations (EBIT)	99.1	64,531	38,737
Liabilities	77.6	116,794	126,554
Total assets	87.3	304,348	277,867
Investment in property, plant, and equipment and intangible assets	84.2	13,338	16,053
EBIT margin		**14.2%**	**11.0%**

EUR '000	Q1 2005	Q2 2005	Q3 2005	Q4 2005
Revenue	109,283	113,866	115,054	117,495
EBIT	17,519	18,284	15,606	13,122
EBIT margin	16.0%	16.1%	13.6%	11.2%

The main markets themselves were marked by fierce competition and, in part, by high price pressure. Significant revenue growth was recorded in the Benelux countries, France, Germany, Spain, and Sweden, as well as in the markets of the Middle East, Russia, Southeastern Europe, and Taiwan. In 2005 the products from EPSILON, PALGATE, BISON and RAILWAY were mainly distributed in the segment Europe and the Rest of the World. The CRANES segment and EPSILON products carried EBIT development. Positive development of the African market continued in 2005. The organization of a separate Area Asia & Pacific was pushed ahead. In addition, optimization measures were implemented for dealer management and dealer development as vital component of the value chain.

Christoph Schneiderbauer, Felix Strohbichler, and **Gottfried Rumpl** are in charge of the European market.

Europe and the Rest of the World / Revenue


2005
2004
2003
455,698
352,037
293,532
0
100,000
200,000
300,000
400,000
500,000

Europe and the Rest of the World / EBIT


2005
2004
2003
64,531
38,737
25,239
0
10,000
20,000
30,000
40,000
50,000
60,000
70,000

North and South America

In the segment North and South America revenue increased by 24.5 percent, from EUR 51.7m to EUR 64.3m, with the appreciation of the Brazilian Real positively affecting revenue development and simultaneously promoting imports of competitors' products – especially in telescopic cranes. This led to a decline in earnings from EUR 3.0m in 2004 to EUR 0.6m in 2005.

Market development in North America in 2005 was especially marked by successful market penetration of Mexico thanks to the new dealer structure. The market share in the USA was marked by positive development because of increased dealer and key account support. In addition, a marketing and training drive was launched in North America by establishing the training facility PALFINGER University.

EUR '000

Share in Group income	in % of Group	2005	2004
External sales	12.4	64,350	51,702
Depreciation and amortization	15.0	1,855	1,192
Profit from operations (EBIT)	0.9	611	2,960
Liabilities	22.4	33,798	22,772
Total assets	12.7	44,243	31,419
Investment in property, plant, and equipment and intangible assets	15.8	2,502	1,547
EBIT margin		**0.9%**	**5.7%**

EUR '000	Q1 2005	Q2 2005	Q3 2005	Q4 2005
Revenue	12,453	18,251	17,100	16,546
EBIT	(413)	1,842	(258)	(560)
EBIT margin	(3.3%)	10.1%	(1.5%)	(3.4%)

In South America, market acceptance of PALFINGER cranes was further expanded. The Brazilian Real reached a historic high. Results and price levels of revenue generated by telescopic cranes were adversely affected by the strong Real and thus increased pressure by foreign competitors. Material supply bottlenecks in trucks also had negative impacts on final assembly and delivery times of telescopic cranes.

North and South America / Revenue



2005
2004
2003
64,350
51,702
40,579
0
10,000
20,000
30,000
40,000
50,000
60,000
70,000

North and South America / EBIT



2005
2004
2003
611
2,960
380
0
500
1,000
1,500
2,000
2,500
3,000
3,500

Performance by product group

2005 Secondary segmentation	Revenue EUR '000	Revenue in %	EBIT EUR '000	EBIT in %
CRANES	368,033	70.8	72,123	110.7
Hydraulic Systems and Services	152,015	29.2	(6,981)	(10.7)

CRANES, the foundation of our success.

In 2005, the CRANES segment benefited from a shift in demand to higher performance classes and increased equipment. Especially in the first half, developments were marked by disproportionate profits thanks to the growing market. Based on its competitive position as technological leader and on market penetration especially in Europe, PALFINGER was able to expand its leading role.

Especially in the second half of 2005, internationalization strategy resulted in increased order books in North and South America after disproportionate growth in Asia in the second quarter. On account of the increase of production capacities and resultant flexibility, PALFINGER succeeded in reducing delivery times, almost returning to those previous levels that customers of PALFINGER are accustomed to.

EUR '000

CRANES **Share in Group income**	in % of Group	**2005**	**2004**
External sales	70.8	368,033	291,906
Profit from operations (EBIT)	110.7	72,123	44,044
Total assets	58.5	203,788	189,860
Investment in property, plant, and equipment and intangible assets	75.3	11,929	11,216
EBIT margin		**19.6%**	**15.1%**

EUR '000	Q1 2005	Q2 2005	Q3 2005	Q4 2005
Revenue	86,798	95,633	94,054	91,548
EBIT	19,521	19,913	16,979	15,710
EBIT margin	22.5%	20.8%	18.1%	17.2%

EPSILON crane sales in Scandinavia have expanded by 300 percent.


EPSILON

Macroeconomic conditions remained highly favorable for EPSILON in the forestry cranes as well as in the recycling cranes industry. The basis for positive growth was the diversity of product versions, outstanding quality, and shorter delivery times than competitors, combined with an attractive pricing policy.

CRANES / Revenue


2005
2004
2003
368,033
291,906
245,406
0
100,000
200,000
300,000
400,000

CRANES / EBIT


2005
2004
2003
72,123
44,044
33,383
0
10,000
20,000
30,000
40,000
50,000
60,000
70,000
80,000

In the segment of telescopic cranes, a strategic partnership for technological innovation was concluded and increased import pressure counteracted, thus setting the course for future development of this segment.

Revenues in 2005 rose by 26 percent to EUR 368.0m. EBIT increased to EUR 72.1m, or 63.8 percent compared to previous year.

Hydraulic Systems and Services

The Hydraulic Systems and Services segment posted a revenue increase of 35.9 percent to EUR 152.0m. Compared to previous year, EBIT decreased by EUR 4.6m to EUR -7.0m.

After the PALIFT segment was marked by increased demand for container handling systems in the first half of 2005, effects of the dissatisfactory delivery situation of the previous months were felt in the second half, especially in the last quarter. Sales of the new product series of tipping container vehicles were launched in a number of countries of strategic significance. This affected the largest markets, France, Great Britain, and Spain.

After relocating production of steel components and cylinders in the first half of 2005, outsourcing of container production was concluded by the end of the year. This measure is to further concentration of assembly processes and to increase productivity.

Business developments in the BISON segment in 2005 were marked by the integration of processes in the company and successive market expansion.

The increased penetration of PALFINGER into the aerial working platforms industry has led to aggressive pricing policies by competitors. This product area was also affected by increases in steel prices and restructuring and relocation costs. The relocation of in-house development of ACCESS aerial work platforms to Löbau, Germany was concluded in the fourth quarter. The number of work platforms assembled at the Löbau, Germany location was doubled compared to previous year.

EUR '000 **Hydraulic Systems and Services Share in Group income**	in % of Group	**2005**	**2004**
External sales	29.2	152,015	111,833
Profit from operations (EBIT)	(10.7)	(6,981)	(2,346)
Total assets		144,803	119,426
Investment in property, plant, and equipment and intangible assets	24.7	3,911	6,384
EBIT margin		**(4.6%)**	**(2.1%)**

EUR '000	**Q1 2005**	**Q2 2005**	**Q3 2005**	**Q4 2005**
Revenue	34,938	36,484	38,101	42,492
EBIT	(2,414)	214	(1,632)	(3,149)
EBIT margin	(6.9%)	0.6%	(4.3%)	(7.4%)

The PALGATE product division was marked by the acquisition of Ratcliff Tail Lifts Ltd., the British market leader in tail lifts and passenger lifts that is going to speed up dynamics in this product division. The complete integration of Ratcliff Palfinger will be concluded in 2006. In addition, the British location will be developed into a center of excellence for the entire tail lifts segment. Products and appropriate cost optimization programs were developed to make attractive offers more accessible to the target markets of Continental Europe.

After the introduction of newly developed CRAYLER products in the North American market in the first half, focus was shifted to increasing market penetration. This drive is based on marketing and training measures launched in North America by PALFINGER University. While the numbers of units sold in Europe with Germany as main market remained at previous year's levels, PALFINGER increased the number of units sold in North America by more than 60 percent thanks to the new products and the emerging key account business, combined with increased dealer acceptance.

Delays of some large-scale projects in the RAILWAY division necessitated concentration on smaller projects. Revenue remained around the levels of 2004; positive results remained below those of the previous year. The market share of RAILWAY in Europe stayed high at 70 percent. Owing to good order received in the fourth quarter, order books are full until the second quarter of 2006.

In SERVICES, positive development of sales and the service drive of PALFINGER are reflected by increased revenue generated by the sale of spare parts in 2005. In the area of radio remote controls, software development was successfully concluded in the third quarter. This led to increased customer benefits and further increased the quality of services. Since August 2005, distribution of spare parts in North America has been through a newly founded spare parts center. Further modifications of the Extranet facilitated warranty processing and promoted the spare parts exchange. Furthermore the introduction of barcodes helped forward process management at PALFINGER and dealerships.

Hydraulic Systems and Services / Revenue


2005
152,015
2004
111,833
2003
88,705
0
20,000
40,000
60,000
80,000
100,000
120,000
140,000
160,000

Hydraulic Systems and Services / EBIT


2005
(6,981)
2004
(2,346)
2003
(7,764)
(8,000)
(7,000)
(6,000)
(5,000)
(4,000)
(3,000)
(2,000)
(1,000)
0

Outlook

In the CRANES segment, there are currently no developments indicating that the market is going to decline in the near future. The main objective in the CRANES segment is to handle increases in material prices and wages through increased effectiveness. In the Hydraulic Systems and Services segment, a number of measures to increase efficiency and effectiveness are to ensure sustainable profitability. Activities for the development of the Area Asia & Pacific and market expansion in South and North America are going to be further intensified. Based on these measures and the dedication of the staff of PALFINGER all over the world, we anticipate the positive development to continue in 2006.



Production output in cranes exploded with a 15-percent increase.



Consolidated financial statements as of 31 December 2005

International Financial Reporting Standards (IFRS)

Reporting on the basis of International Financial Reporting Standards (IFRS)
PALFINGER AG is the ultimate parent company preparing consolidated financial statements. The company is registered at Landesgericht Salzburg regional court with commercial register number FN 33393h. The headquarters of the company are located in Salzburg, Austria. The address of PALFINGER AG is Franz-Wolfram-Scherer-Straße 24, 5101 Bergheim, Salzburg, Austria. The shares of PALFINGER AG are listed on the stock exchange in Vienna, Austria and are freely traded on the stock exchanges in Frankfurt, Stuttgart, Berlin, and Düsseldorf. The company is listed on the stock exchange in New York with an ADR Level 1 Listing.

The consolidated financial statements of PALFINGER AG, Salzburg as of 31 December 2005 have been prepared based on the current binding version of the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB).

These financial statements conform to Austrian accounting standards, in accordance with section 245a of the Austrian Commercial Code, thus the legal requirements for exemption from the obligation to prepare consolidated financial statements according to Austrian law have been fulfilled. The annual financial statements of fully consolidated companies were compiled into the consolidated financial statements prepared in accordance with uniform accounting and valuation principles.

The International Accounting Standards Board has issued major revisions to the following standards affecting accounting and valuation of the company. The new, respectively revised standards mainly apply to reporting periods beginning on or after 1 January 2005.

Standard	Description
IAS 1	Presentation of financial statements
IAS 2	Inventories
IAS 8	Net profit or loss for the period, fundamental errors and changes in accounting practices
IAS 10	Events after the balance sheet date
IAS 16	Property, plant and equipment
IAS 17	Leases
IAS 19	Employee benefits
IAS 21	Impact of changes in the exchange rate
IAS 24	Related party disclosures
IAS 27	Consolidated and separate financial statements according to IFRS
IAS 28	Investments in associates
IAS 31	Interests in joint ventures
IAS 32	Financial instruments: disclosure and presentation
IAS 33	Earnings per share
IAS 36	Impairment of assets
IAS 38	Intangible assets
IAS 39	Financial instruments: recognition and measurement
IAS 40	Investment property
IFRS 2	Share-based payment
IFRS 3	Business combinations
IFRS 5	Non-current assets held for sale and discontinued operations

Differences between IFRS and Austrian accounting standards
Accounting provisions according to IFRS and the Austrian commercial code are partially based on different principles. While Austrian accounting standards are based on the principle of prudence and are geared towards the protection of creditors, the aim of IFRS is to provide investors with business-oriented information required in the decision-making process.

Balance sheet structure
The balance sheet was structured according to the periods detailed under IFRS. Accrued and deferred items were accounted for under other accounts receivable and other liabilities.

Tangible and intangible assets
Under Austrian commercial law, depreciation and the useful life of non-current assets are governed by the principle of prudence. IFRS requires ongoing reviews of the actual useful life of assets, thus IFRS accounts tend to show longer useful lives. To determine possible depreciation and appreciation requirements, an impairment test according to IAS 36 is necessary.

In accordance with IFRS 3 applied as of 1 January 2005, scheduled amortization of intangible assets (goodwill) is no longer written off but reviewed in an impairment test on an annual basis, or when there is reasonable assumption that such impairment is likely to develop. According to the Austrian commercial code, goodwill is to be capitalized as an asset, with amortization to be reported either as scheduled amortization or to be offset against the valuation reserve.

Tangible assets designed for disposal will no longer be depreciated if certain pre-requisites are met in accordance with IFRS 5.

Inventories
Inventories are only written down to reflect lower market prices if book values are not covered by the expected sales proceeds.

Financial instruments
As opposed to Austrian commercial law, original financial instruments are reported at market value in IFRS consolidated financial statements, which is not possible under the principle of prudence stipulated under commercial law.

According to IAS 39, a financial instrument is defined as a contract that gives rise to a financial asset of one entity and a financial liability or equity instrument of another entity. Financial assets, receivables, cash, and cash equivalents, and financial liabilities are defined as original financial instruments. Options, futures, swaps, and structured products are examples of derivative financial instruments, which are split into four categories under IFRS. There is no separate definition and allocation of such financial instruments under Austrian commercial law.

Non-current financial investments in securities are classified as "available-for-sale financial assets" under IAS 39. Their valuation is based on market value, and changes in value are recognized as income.

Current financial investments are recognized in the "held-for-trading financial assets" category. Valuation is based on market value, changes are credited to income. Under Austrian commercial law, the lowest-value principle applies; securities can be valued up to their acquisition cost at maximum, and resulting changes in value are recognized as income.

According to IAS 39, swaps belong to the "held-for-trading financial assets" category. They are valued at their market value on balance sheet day and are classified as other receivables or financial liabilities in the IAS balance sheet, changes in value being accounted for in the income statement. According to Austrian commercial law, swaps are only accounted for as interest-rate accruals and passive accruals. Provisions are created for negative market values and unrealized profits (positive market values) remain excluded.

Estimates for liabilities are based on prescribed acquisition costs under IAS 39. Under Austrian commercial law, the amount repayable is used.

Maturity of receivables and liabilities

Receivables and liabilities are divided into those with a period to maturity of up to one year and those with a period of longer than one year.

Foreign currency liabilities

These are also shown at closing rates at balance sheet date. This means that all exchange-rate fluctuations immediately affect profit.

Capital reserves

Funding costs for equity capital are to be deducted from the capital reserves and to be capitalized as financial liabilities in the liabilities column according to IFRS. According to the Austrian Commercial Code, they are recognized as expense.

Provisions for employee benefits

Provisions for employee benefits (provisions for pensions and similar obligations, severance provisions, and anniversary bonus provisions) are accounted for using the projected unit credit method. The interest rate is based on the current long-term interest rate in the capital market at balance sheet date, and future salary increases up to the expected retirement date are taken into account. As a result, the provision increases more in the accumulation phase than it would under the standard entry age method prescribed by Austrian commercial law. Based on a decision by the Austrian Senate for Commercial Law and Auditing, stipulating that reporting of social capital according to IAS 19 represents an actuarial evaluation in line with section 211 article 2 Austrian commercial code, financial statements prepared within the Palfinger Group according to Austrian commercial law now also employ the same methods of calculation and parameters as those provided by the IFRS.

Deferred taxation

Taxation effects of the temporary differences between the balance sheet and the IFRS balance sheet are indicated by the reporting of deferred taxes on the assets and liabilities sides. Deferred tax assets are calculated for anticipated tax loss carry forwards, contrary to the Austrian commercial law, where in case of deferred tax assets, entry as assets is optional, not including tax loss carry forwards.

Other provisions

IFRS bases reporting of provisions on differing criteria relating to the fundamental payment obligation and the probability of settlement. According to IFRS, the amount recognized as a provision should be the best estimate of the expenditure required to settle the present obligation and not, as under Austrian law, the amount established according to the principle of commercial prudence. The probability of outflow of funds of more than 50 percent is assumed as standard. Expenditure provisions are required under Austrian law, but excluded by the IFRS.

Initial consolidation

In accordance with IFRS 3, the merger of companies is accounted for using the purchase method. Regardless of acquisition costs and minority interest, complete re-valuation of acquired identifiable assets, liabilities and contingent liabilities is required. When invoking the purchase method, Austrian commercial law allows for the use of the "book value method" and the "fair value purchase method" in the valuation of assets and liabilities.

More detailed disclosure requirements

IFRS reporting requires more detailed notes on certain items in the balance sheet, the income statement, the cash flow statement, and the statement on changes in equity in order to ensure a fair and true picture of the actual annual financial statements of the company is provided. In addition, IFRS information requirements include business segment data, associated company information, and information about derivative financial instruments, most of which are only partially required under Austrian commercial law (disclosure requirements for financial instruments according to section 237a Austrian Commercial Code).



EBIT has grown by 56.2 percent.



Consolidated balance sheet as of 31 December 2005

EUR '000	Note	31 Dec 2005	31 Dec 2004
ASSETS			
Non-current assets			
Property, plant, and equipment	1	90,052	83,054
Intangible assets	2	33,131	22,269
Investments	3	7,921	6,805
Other non-current assets	4	16,468	9,543
		147,572	**121,671**
Current assets			
Inventories	5	99,578	85,428
Receivables and other current assets	6	99,887	93,982
Cash and cash equivalents	7	1,554	8,205
		201,019	**187,615**
Total assets		**348,591**	**309,286**
EQUITY AND LIABILITIES			
Capital and reserves			
Issued capital	8	18,568	18,568
Capital reserves	9	53,757	53,757
Retained earnings	10	78,505	62,118
Valuation reserves for financial instruments		(1,955)	1,298
Foreign currency translation reserve	10	(4,495)	(6,208)
Consolidated net profit for the year		48,143	27,391
Minority interests	11	5,477	3,036
		197,999	**159,960**
Non-current liabilities			
Non-current financial liabilities	12	14,720	14,725
Non-current provisions	13	14,928	13,135
Other non-current liabilities	14	4,837	4,243
		34,485	**32,103**
Current liabilities			
Current financial liabilities	15	24,649	24,267
Current provisions	16	33,121	29,925
Other current liabilities	17	58,337	63,031
		116,107	**117,223**
Total equity and liabilities		**348,591**	**309,286**

Consolidated income statement for 2005

EUR '000	Note	Jan – Dec 2005	Jan – Dec 2004
Revenue	18	**520,048**	**403,739**
Changes in inventories and own work capitalized	19	5,728	14,782
Other operating income	20	10,269	10,752
Materials and services	21	(284,431)	(220,573)
Staff costs	22	(106,351)	(90,604)
Depreciation and amortization expense	23	(12,388)	(12,174)
Other operating expenses	24	(67,733)	(64,225)
Profit from operations (EBIT)	25	**65,142**	**41,697**
Income from investments	26	2,090	2,098
Interest and other financial expenses	27	(3,306)	(2,628)
Net finance cost		**(1,216)**	**(530)**
Profit before tax	28	**63,926**	**41,168**
Income tax expense	29	**(13,431)**	**(12,273)**
Profit after tax		**50,495**	**28,895**
Minority interests	30	(2,352)	(1,504)
Consolidated net profit for the year		**48,143**	**27,391**

Earnings per share (in Euro)		5.48	3.11
Dividends per share (in Euro)		1.80	1.10

Consolidated cash flow statement

EUR '000		Jan – Dec 2005	Jan – Dec 2004
Profit before tax		**63,926**	**41,139**
+	Depreciation / - revaluation of non-current assets	10,300	11,051
-	Gain / + loss on disposal of non-current assets	0	(40)
-	Increase / + decrease in current inventories and receivables	(12,606)	(37,581)
+	Increase / - decrease in provisions	4,130	4,672
+	Increase / - decrease in trade and other payables	(4,697)	16,452
-	Income taxes paid	(18,342)	(9,967)
Cash flows from operating activities		**42,711**	**25,726**
+	Proceeds from sale of property, plant, and equipment and intangible assets	1,629	1,458
-	Cash outflows for additions to property, plant, and equipment and intangible assets	(17,944)	(16,318)
+ / -	Cash inflows / outflows from changes in investment in subsidiaries	(17,711)	(1,597)
+ / -	Cash outflows for additions to financial assets and other financial investments	0	507
-	Increase / + decrease in non-current inventories and receivables	(1,828)	344
Cash flows from investing activities		**(35,854)**	**(15,606)**
-	Dividends paid previous year	(9,690)	(5,285)
+	Increase / - decrease in non-current financial liabilities	(1,455)	(4,282)
+	Increase / - decrease in current financial liabilities	78	(713)
-	Increase / + decrease in securities	0	130
+ / -	Other changes in equity	(2,441)	0
Cash flows from financing activities		**(13,508)**	**(10,150)**
Total cash flows		**(6,651)**	**(30)**
Changes in funds			
Cash and cash equivalents at beginning of the year		8,205	8,235
Cash and cash equivalents at end of the year		1,554	8,205
		(6,651)	**(30)**
Free cash flow		**9,427**	**12,942**

Statement of changes in equity

EUR '000	Share capital	Capital reserves
At 31 Dec 2003	**18,568**	**53,757**
Dividends 2003	0	0
Profit carry forward from 2003	0	0
Profit after tax 2004	0	0
Earnings-neutral value changes in financial instruments	0	0
Other changes in equity	0	0
At 31 Dec 2004	**18,568**	**53,757**
At 31 Dec 2004	**18,568**	**53,757**
Dividends 2004	0	0
Profit carry forward from 2004	0	0
Share repurchase	0	0
Valuation of stock options IFRS	0	0
Profit after tax 31 December 2005	0	0
Earnings-neutral value changes in financial instruments	0	0
Adjustment acc. to IFRS 19	0	0
Other changes in equity	0	0
At 31 Dec 2005	**18,568**	**53,757**

Retained earnings	Valuation reserves for financial instruments acc. to IAS 39	Foreign currency translation reserve	Consolidated net profit for the year	Minority interests	Total
52,214	**965**	**(5,848)**	**15,192**	**1,762**	**136,610**
0	0	0	(5,285)	0	(5,285)
9,907	0	0	(9,907)	0	0
0	0	0	27,391	1,504	28,895
0	333	0	0	0	333
(3)	0	(360)	0	(230)	(593)
62,118	**1,298**	**(6,208)**	**27,391**	**3,036**	**159,960**
62,118	**1,298**	**(6,208)**	**27,391**	**3,036**	**159,960**
0	0	0	(9,689)	0	(9,689)
17,702	0	0	(17,702)	0	0
56	0	0	0	0	56
110	0	0	0	0	110
0	0	0	48,143	2,351	50,494
0	(3,253)	0	0	0	(3,253)
(985)	0	0	0	0	(985)
(497)	0	1,713	0	90	1,306
78,504	**(1,955)**	**(4,495)**	**48,143**	**5,477**	**197,999**

Investments

Company, location	Parent company[1]	Interest in %	Currency[2]	Equity EUR '000	IFRS profit for the period 31 Dec 2005 EUR '000
a) Fully consolidated					
Palfinger Produktionstechnik GmbH, Salzburg, Austria	PSB	99.80	EUR	17,405	9,171
EPSILON Kran GmbH, Salzburg, Austria	PEU	65.00	EUR	9,111	6,891
Palfinger Industrieanlagen GmbH, Salzburg, Austria	PAG	95.00	EUR	1,791	241
Palfinger Service- und Beteiligungs- GmbH, Salzburg, Austria	PAG	100.00	EUR	64,452	23,779
Palfinger Europe GmbH, Salzburg, Austria	PSB	99.96	EUR	52,841	30,881
Palfinger GmbH, Ainring, Germany	PEU / PSB	100.00	EUR	7,392	2,357
Palfinger Inc., Ontario, Canada	PSB	100.00	CAD	5,297	494
Palfinger Gru Idrauliche S.r.l., Bolzano, Italy	PPT	100.00	EUR	2,233	776
Palfinger proizvodnja d.o.o., Maribor, Slovenia	PSB	100.00	SIT	12,192	1,855
Palfinger Bermüller GmbH Regio Cargo Transporttechnik, Zorneding-Pöring, Germany	PEU	60.00	EUR	30	(165)
Palfinger Produktionstechnik Bulgaria EOOD, Cherven Brjag, Bulgaria	PSB	100.00	BGN	17,488	779
S.A.S. Financiere Palfinger, Caussade, France	PEU	100.00	EUR	(5,761)	(17,378)
S.A.S. Guima Palfinger, Caussade, France	PEU	100.00	EUR	3,609	(2,488)
S.A.S. Guima France, Caussade, France	GP	100.00	EUR	1,874	1,073
Palfinger USA Inc., Tiffin, Ohio, USA	PSB	100.00	USD	4,220	152
Tiffin Loader Crane Comp., Ohio, USA	PUSA	100.00	USD	1,241	(368)
Madal Palfinger S.A., Caxias do Sul - RS, Brazil	PSB	99.00	BRL	7,377	(1,037)
Bison Palfinger GmbH, Löbau, Germany	PEU	100.00	EUR	1,946	(1,683)
Ratcliff Palfinger Ltd., Welwyn Garden City, Great Britain	PEU	100.00	GBP	5,831	461
b) Included at equity					
STEPA Farmkran GmbH, Salzburg, Austria	PEU	45.00	EUR	2,004	1,425
Palfinger France S.A. Étoile sur Rhône, France	PEU	49.00	EUR	15,115	4,500
Palfinger S.A., Buenos Aires, Argentina	PEU	49.00	ARS	68	5
PiR metal d.o.o., Rijeka, Croatia	PSB	20.00	HRK	725	27
Palfinger Southern Africa (Pty) Ltd., Johannesburg, South Africa	PEU	33.33	ZAR	1,624	923

1) PAG = Palfinger AG, Salzburg, Austria
PSB = Palfinger Service- und Beteiligungs-GmbH, Salzburg, Austria
PD = Palfinger GmbH, Ainring, Germany
PPT = Palfinger Produktionstechnik GmbH, Salzburg, Austria
GP = *S.A.S. Guima Palfinger, Caussade, France*
PEU = Palfinger Europe GmbH, Salzburg, Austria
PUSA = Palfinger USA Inc., Tiffin Ohio, USA

General information

The consolidated financial statements of PALFINGER AG, Salzburg, for 2005 comply with the valid International Financial Reporting Standards (IFRS) applicable as interpreted by the International Financial Reporting Interpretations Committee (IFRIC, previously Standing Interpretations Committee SIC).

The consolidated financial statements are prepared assuming that the company will continue as a going concern. Classification and aggregation of items in the balance sheet, the income statement, the cash flow statement, and the statement of changes in equity are based on the principle of materiality.

The financial statements have been prepared on the historical cost basis, supplemented by revaluation of buildings, property held as financial investment, and certain financial instruments.

The accounts and consolidated financial statements of PALFINGER AG, Salzburg, are prepared in Euros. In the interest of clarity, numbers are generally rounded to the nearest thousand Euro (EUR). Rounding of individual items and percentages may result in minor rounding differences.

The reporting period for 2005, like that for the previous year 2004, covers a complete financial year of twelve months.

The 2005 consolidated financial statement and the 2005 financial statements of the company's entities have been prepared in compliance with legal regulations; reports are available from PALFINGER AG upon request.

Consolidation principles

Scope of consolidation

The financial statements of the company and the financial statements of domestic and foreign companies controlled by PALFINGER AG as of 31 December of each year are included in the consolidated financial statements.

Control is a company's power to govern the financial and operating policies of an enterprise to obtain economic benefits from its activities.

An associated company is an investment in which the Group has significant influence over financial and operating policy decisions but no control or joint control over the company.

Regardless of the size of an investment, all subsidiaries in which the company holds at least 20 percent of issued share capital have been consolidated at equity.

Shares of minority shareholders are reported at the proportion of market value of assets and liabilities attributable to the minority shareholdings.

The results of subsidiaries sold or acquired during the year are included in the in the consolidated income statement effective from the date of acquisition or until the date of sale.

All significant intra-group receivables and payables, and unrealized profits and losses are eliminated in the scope of consolidation.

The financial statements of individual domestic and foreign companies in the Group have been compiled into the consolidated financial statements and were audited by certified public accountants at balance sheet date.

The names of consolidated companies are stated in the accompanying list of investments.

The scope of consolidation (fully consolidated companies) has changed because of the acquisition of Ratcliff Tail Lifts Ltd. with headquarters in Welwyn Garden City, Great Britain. The acquired company has been renamed Ratcliff Palfinger Ltd.

The scope of consolidation thus comprises 20 fully consolidated companies, including PALFINGER as parent company. The number of companies consolidated at equity is five.

Investments in associated companies

Profit or loss, and assets and liabilities of associated companies are included in the consolidated financial statements at equity. Investments in associated companies are reported in the balance sheet at cost adjusted by the Group's share of net assets after acquisition and depreciation. Losses exceeding the Group's interest in an associated company are not recognized.

If acquisition costs for an investment are higher than the fair values of the associated company's identifiable assets, liabilities and contingent liabilities, the difference is recognized as goodwill. If acquisition costs for an investment are lower than the market value of identifiable net assets, the difference is credited to earnings in the acquisition period.

Method of consolidation

Pursuant to IFRS 3 applied in combination with IAS 36 and IAS 38, all business combinations must be accounted for using the purchase method from 1 April 2004. Thus, consolidation of capital at acquisition date takes place by setting off the purchase price with the acquiree's net assets at fair value. The subsidiary's identifiable assets, liabilities, and contingent liabilities are measured at their fair values at the acquisition date, irrespective of the extent of any minority interest. Intangible items must be recognized as assets separately from goodwill if they are either separable from the company or arise from contractual or other legal rights. Any remaining active differences are included in goodwill. If "negative goodwill" has arisen, measurement of the acquiree's identifiable assets, liabilities, and contingent liabilities and the measurement of the cost of the combination are reassessed and credited to income.

According IFRS 3 in combination with IAS 36, the amortization of goodwill is prohibited as of 1 January 2005. Instead, goodwill must be tested for impairment at least annually or when there are indications of impairment. If the carrying value of a cash-generating unit, which has been allocated to goodwill, exceeds the recoverable amount of the unit, an impairment loss must be recognized and goodwill allocated to the cash-generating unit is reflected as extraordinary write-off. Further allocation of the impairment loss is made pro rata to the other assets.

For associated companies consolidated at equity, the same principles of equity consolidation apply as to fully consolidated companies. For companies associated at equity, local valuation methods are retained if deviations are non-essential.

To the extent that they are material, all intra-group receivables and payables, income and expenses, including unrealized profits and losses, are eliminated.

Initial consolidation of companies consolidated for the first time was at acquisition date, when control was obtained over net assets and operations.

Acquisitions and related first-time consolidation had the following effects on the consolidated balance sheet:

In the scope of first-time consolidation EUR 12,503,000 were allocated to the purchased customer base.

Income after tax posted by the acquired company since the date of first-time acquisition amounts to EUR 461,000.

The Group applies IFRS 3 retroactively.

Currency translation within the Group

The financial statements of foreign companies are translated in accordance with the functional currency concept. Balance sheet items are translated at the relevant middle rate at balance sheet date. Income statements of foreign consolidated companies are translated using average period rates. Exchange differences arising from the prorated share of equity are included under earnings-neutral value changes in the statement of changes in equity. In the event of deconsolidation of a foreign company, these exchange differences affect the profit for the year.

Exchange differences attributable to minority interests are allocated to minority interests in the consolidated balance sheet.

Exchange rate movements of the following currencies are particularly important in reference to the consolidated financial statements:

Exchange rate movements	Rate as of 31 Dec 2005	Rate as of 31 Dec 2004	Change in absolute terns	%
1 EURO equals				
USD	1.1844	1.3642	(0.1798)	(13.18%)
CAD	1.3807	1.6433	(0.2626)	(15.98%)
BRL	2.7591	3.6274	(0.8683)	(23.94%)
SIT	239.6100	240.5770	(0.9670)	(0.40%)
BGL	1.9592	1.9642	(0.0050)	(0.25%)
GBP	0.6883	0.6882	0.0001	0.00%

The effects of exchange rate movements on the calculation of the balance sheet positions of consolidated subsidiaries result in an earnings-neutral effect of about EUR 1,713,000. This figure is reported under foreign currency translation reserve in the statement of changes in equity.

Acquisition of Ratcliff Tail Lifts Ltd.

EUR '000

Net assets acquired	Book value EUR	Fair value adjustments	Fair value
Concessions, patents, licenses, trade marks	14	0	14
Customer base acc. to IFRS 3	0	12,503	12,503
Intangible assets	**14**	**12,503**	**12,517**
Property, plant, and equipment	**1,289**	**0**	**1,289**
Total non-current assets	**1,304**	**12,503**	**13,806**
Inventories	4,102	0	4,102
Trade receivables	6,109	0	6,109
Other receivables	243	0	243
Total receivables and other assets	**10,454**	**0**	**10,454**
Cash in hand and at bank	**58**	**0**	**58**
Total assets	**11,814**	**12,503**	**24,317**
Financial liabilities	**(2,351)**	**0**	**(2,351)**
Tax liabilities	**(148)**	**0**	**(148)**
Liabilities	**(3,840)**	**0**	**(3,840)**
Total liabilities	**(6,236)**	**0**	**(6,236)**

Allocation of purchase price	
Goodwill	0
Total purchase price	18,080
	18,080

Settlement	
Purchase consideration	17,769
Direct costs relating to the acquisition	311
	18,080

Net cash outflow for acquisition	
Purchase consideration	(17,769)
Cash in hand and at bank	58
	(17,711)

Use of estimates

The preparation of the consolidated financial statements requires the use of estimates and assumptions, which may influence the stated value of assets, debts, and financial liabilities, as well income and expenses of the business year. The actual value of such items may differ from estimates.
The principle of "true and fair view" is fully applied in the use of all estimates.

Accounting and valuation principles

Tangible and intangible assets

Tangible and intangible assets are capitalized at the cost of acquisition or production and are subject to scheduled straight-line deprecation and amortization. In addition to direct costs, production costs also include an appropriate share of material and manufacturing overheads. General administration overheads and debt interest are not capitalized.

Assets are depreciated from the time of commissioning. Depreciation is spread over the expected useful life of an asset on a straight-line basis. Where assets are taken into service in the first six months of the financial year, deprecation is charged for the whole year; otherwise, half a year's deprecation is charged. The expected useful life of tangible assets is determined considering the anticipated economic or technical life.

In accordance with IFRS 3, the scheduled amortization of intangible assets (goodwill) is no longer written off but reviewed in an impairment test on an annual basis, or when there is reasonable assumption that such depreciation is likely to develop.

To test for impairment, goodwill must be allocated to cash-generating units (CGU). A cash-generating unit is tested for impairment by comparing the carrying amount of the unit, including the goodwill, with the recoverable amount of the unit (fair value less cost to sell and value in use). It is determined in the scope of medium-term corporate planning as market value based on future cash flows expected to be derived from the asset. The discount rate is derived from the enterprise's weighted cost of capital.

If the recoverable amount of the unit is exceeded by the carrying value of a cash-generating unit, the difference is mainly written off to goodwill. Further allocation of the impairment loss is made pro rata to the other assets of the unit.

If the reasons for exceptional write-offs do not apply, a corresponding write-up takes place. According to IFRS 3, goodwill once written off cannot be recovered.

Value in use of tangible assets is determined using the discounted present value of estimated future cash flows expected to arise from the continuing use of an asset, and from its disposal at the end of its useful life. The calculation of value in use is based on cash flow projections including costs of operation and maintenance considering the current condition of the asset.

A significant standard in the definition of cash-generating units (CGU) is that they are the smallest identifiable group of assets that generates cash inflows from continuing uses and that they are largely independent of the cash inflows or technology from other assets or groups of assets.

Maintenance measures are recognized as expenditure if they do not result in substantial changes to the asset in question and contribute to its future use.

There were no self-generated intangible assets capitalized as assets in the PALFINGER Group.

If tangible and intangible assets are shut down or relinquished, differences between the value in use and the remaining carrying amount are reported in the item other operating income or other operating expenses.

If tangible assets are sold, a mandatory impairment test is carried out in accordance with IFRS 5 as soon as the transaction is approved and the conditions for the transaction are available. If required, the value of the assets is depreciated to the amount of the sales price less disposal costs, and is not depreciated further until the date of sale.

Expected useful life	Years
Intangible assets	2 – 10
Own buildings and improvements to buildings owned by others	8 – 50
Machinery and technical equipment	3 – 15
Furniture, fixtures, and fittings	3 – 10

Leasing and equipment rental
Pursuant to IAS 17, a lease is classified as a finance lease if it transfers substantially all the risks and rewards incident to ownership.

Assets comprised in the leasing or rental agreements are capitalized at the inception of the lease based on the present value of the capitalized leasing or rental payments at that point and depreciated over their useful life by the group as lessee. The capitalized value of assets corresponds to the present value of the leasing or rental payments outstanding at balance sheet date.

Assets in the scope of operating leases are treated as the property of the lessor or the renter.

Financial investments
Associated companies are included in the consolidated financial statements at equity. In case of permanent impairment, depreciation is applied.

Investments in unconsolidated associated companies are accounted for at acquisition price, unless a different, estimated value can be determined without effort. In cases of reasonable assumption of sustained diminution in value, depreciation is applied. A corresponding write-up takes place if the reason for exceptional depreciation no longer applies. Depreciation and appreciation are reported in the financial performance. Investments in companies for which a reliable market value can be determined, are recognized at market value or estimated sales proceeds on balance sheet date. Pursuant to IAS 39, value changes of these investments are carried under equity as earnings-neutral. In cases of reasonable assumption of sustained diminution in value, depreciation is applied. All other investments are valued at acquisition cost less eventual, exceptional depreciation.

Fixed-interest securities and shares allocated to permanent business operations are reported at market value. Changes in value are generally reported under equity as earnings-neutral. Any permanent diminutions in value are written off.

Interest-bearing loans are capitalized at their face value unless a reduction in value is necessary, whereas interest-free or low-interest loans are discounted as appropriate.

Inventories
Inventories are valued at acquisition or production cost or the lower fair value. No write-down is made as long as sales proceeds cover book value. Valuation of raw materials and production supplies is carried out in accordance with the floating average cost method. Write-downs are made where turnover is infrequent or inventories are not used.

Receivables
Trade and other current receivables are shown at nominal value, adjusted as appropriate for loss of value.

Foreign currency receivables are valued at the buying rate at balance sheet date.

Tax refunds are netted off against tax liabilities, where the tax authority is the same and a billable claim exists.

Export credit insurance is in place for foreign trade and other current receivables.

Cash and cash equivalents
Current financial assets (cash in hand and at bank) are reported under cash and cash equivalents and are shown at fair value.

Liabilities
Liabilities are shown at the higher value of when incurred or amount repayable.

Foreign currency liabilities are valued at the selling rate at balance sheet date.

Provisions for pensions and similar obligations, severance payments and anniversary bonuses are calculated using the projected unit credit method. Thereby, anticipated benefits are spread over the working life of the employee until retirement. Anticipated future salary increases are taken into account. The provisions are based on an actual evaluation performed by a chartered actuary as at balance sheet date.

Deferred tax is calculated using the liability method, using the tax rates which are expected to apply at balance sheet date when deferral is reversed.

Other provisions are also made for liabilities whose amount is uncertain, based on the amount considered most likely.

Recognition of revenues and expenses
Revenues arising from the provision of goods and services are realized when all major risks and opportunities arising from the delivered object have been transferred to the buyer. Operating expenses are recognized when a service is rendered or a delivery is received, or at the time such liability is incurred.

Currency translation
Assets and liabilities in foreign currencies are translated into the Group's accounting currency at balance sheet date, at buying and selling rates respectively, or at the locked-in rate where applicable. Revaluation differences arising from foreign currency valuation are recognized in the income statement.

Accounting and disclosure of fair value of financial instruments
The fair value of financial instruments is the amount at which a financial instrument could be exchanged in a current transaction between knowledgeable, willing, and independent parties. The fair value is frequently identical to the market price, and is therefore calculated based on market information available at balance sheet date. The values listed may deviate from values later realized because of various determinants.

In order to minimize the risk of future payment fluctuations, expected foreign currency income in US dollars for 2006 are hedged in the PALFINGER Group by means of currency futures contracts. Hedge accounting principles as stipulated by IFRS 39 are applied to ensure compensation on an accrual basis for the effects of hedged transactions and hedging instruments in the income statement. The negative market value arising from the valuation of futures contracts at balance sheet date 31 December 2005 following the deduction of deferred taxes is reported under "Valuation reserves for financial instruments" and is earnings-neutral. Receivables are disclosed in the balance sheet under the item "Provisions for impending losses from hedging transactions". Effective consumption will take place in the 2006 business year depending on future realization of proceeds.

Stock option program
In the 2003 financial year, PALFINGER AG implemented a stock option program for members of the Management Board.

In 2003 and 2004, members of the Management Board Eduard Schreiner, Herbert Ortner, and Wolfgang Pilz were granted 12,000 stock options each.

In financial 2005, the Chairman of the Management Board, Wolfgang Anzengruber, was granted 20,000 stock options approved by the General Meeting (13 April 2005). Each stock option may be exercised in exchange for one ordinary share. Currently the company has no other stock option plans in effect.

Stock options may be serviced from contingent capital approved by the General Meetings on 23 April 1999, 27 April 2001, and 19 April 2002 or from own shares.

The target of the program is to link remuneration to long-term operating performance. Management is to align its objectives with those of the stakeholders of the company and to share in the success of the company.

To be eligible to exercise stock options, the person entitled has to have been in uninterrupted employment of the Group or an investment associated with the PALFINGER Group before, during, and after the date stock options are exercised. Further exercise is conditional upon the average of EBT ratios, which has to be at least five percent, in the consolidated financial statements at the three balance sheet dates preceding each date of exercise.

The maximum number of shares that can be subscribed to is equivalent to the number of options issued. In case of an EBT ratio of less than five percent, an option may not be exercised and there is no stock right. In case of an EBT ratio of five percent the person entitled has the right to exercise 25 percent of his stock options at the respective date of exercise. If the EBT ratio is higher than five percent, the number of stock options the person entitled may exercise increases by linear progression, providing for possible exercise of 100 percent of options at an EBT ratio of eleven percent.

Wolfgang Anzengruber may exercise stock options at two exercise dates (half at a time, each half the equivalent of 10,000 options) within twelve weeks after the ordinary general meeting, which confers on the annual financial statements of 2006, respectively 2009.

The exercise price for the stock options held by Wolfgang Anzengruber is equivalent to the average closing rates of the PALFINGER share during the fourth quarter of 2004 and the first quarter of 2005; this average price has been calculated at EUR 39.35.

Eduard Schreiner was granted 12,000 stock options in 2003. He was able to exercise his options in the extent of 6,000 for the first time in 2005. Eduard Schreiner has exercised his right by delivery of his exercise notice dated 21 April 2005 and been transferred 3,698 shares of PALFINGER's own shares in June 2005 in line with the stipulations of the stock option program. In addition, Eduard Schreiner is entitled to another 6,000 shares after the ordinary general meeting conferring on the 2007 financial statements.

Stock option program	Number of shares
At 1 Jan 2005	**36,000**
Options granted in 2005	20,000
Options expired in 2005	2,302
Options exercised in 2005	3,698
Options lapsed in 2005	0
At 31 Dec 2005	**50,000**

Regarding share-based payment, the company has adjusted its accounting principles to settlement by equity ("equity-settled plans") pursuant to IFRS 2. The fair value of options is recognized in staff costs, the offsetting entry is reported in equity. The fair value of share-based payment is determined at the grant date and expensed over the vesting period during which employees acquire unconditional entitlement to the options granted. An option-pricing model based on binomial methodology is used to estimate the fair value of options at grant date, taking into account the terms and conditions upon which these equity instruments were granted. The expensed amount is adjusted by the effect of expected staff turnover in order to reflect the number of options that are expected to be exercised.

Stock option program	Number of stock options	Exercise price in EUR	Exercise period*	Price of a Bermudan option** in EUR	Underlying volatility	Valuation date ("key date")	Price at valuation date in EUR
Mr. Schreiner	6,000	15.27	2005	1.01	31.00%	16 Mar 2003	12.44
Mr. Schreiner	6,000	15.27	2008	1.01	31.00%	16 Mar 2003	12.44
Mr. Ortner	6,000	23.13	2006	5.76	28.00%	16 Apr 2004	27.70
Mr. Ortner	6,000	23.13	2009	7.08	28.00%	16 Apr 2004	27.70
Mr. Pilz	6,000	23.13	2006	5.76	28.00%	16 Apr 2004	27.70
Mr. Pilz	6,000	23.13	2009	7.08	28.00%	16 Apr 2004	27.70
Mr. Anzengruber	10,000	39.35	2007	9.72	27.80%	13 Apr 2005	46.01
Mr. Anzengruber	10,000	39.35	2010	12.7	27.10%	13 Apr 2005	46.01

* always within 12 weeks after ordinary general meeting

** at valuation date, based on binomial options pricing model

Notes to the balance sheet

ASSETS

(1) Property, plant, and equipment
The net amounts represent net book value less accumulated depreciation.

EUR '000 Property, plant, and equipment	Land and buildings	Undeveloped land	Plant and machinery	Other plant, fixtures, fittings, and equipment	Pre-payments and assets under construction	Total
Gross carrying amounts						
At 31 Dec 2004	**69,431**	**2,594**	**48,541**	**21,758**	**4,849**	**147,173**
Additions	2,441	0	4,048	3,834	4,676	14,999
Exchange rate differences	1,007	56	1,469	332	40	2,904
Disposals	(340)	0	(3,395)	(2,291)	(26)	(6,052)
Transfers	4,341	(1,275)	2,349	362	(5,720)	57
Change in scope of consolidation	0	0	3,907	665	7	4,579
At 31 Dec 2005	**76,880**	**1,375**	**56,919**	**24,660**	**3,826**	**163,660**
Accumulated depreciation						
At 31 Dec 2004	**20,792**	**0**	**28,489**	**14,838**	**0**	**64,119**
Depreciation in 2005	2,178	0	4,552	2,892	0	9,622
Exchange rate differences	555	0	836	171	0	1,562
Disposals	(23)	0	(2,927)	(2,057)	0	(5,007)
Transfers	0	0	(154)	156	0	2
Change in scope of consolidation	0	0	2,890	420	0	3,310
At 31 Dec 2005	**23,502**	**0**	**33,686**	**16,420**	**0**	**73,608**
Net carrying amounts at 31 Dec 2004	**48,639**	**2,594**	**20,052**	**6,920**	**4,849**	**83,054**
Net carrying amounts at 31 Dec 2005	**53,378**	**1,375**	**23,233**	**8,240**	**3,826**	**90,052**

The net value of property, plant, and equipment (EUR 90,052,000) rose by EUR 6,998,000, or 8.4 percent from previous year.

In the 2005 financial year, investment in property, plant, and equipment amounted to EUR 14,999,000 (2004: EUR 12,510,000). Additions consist of investment in restructuring measures and plant expansion at the company buildings of Palfinger Produktionstechnik Bulgaria EOOD in Tenevo, Bulgaria (EUR 3,873,000).

Further investments included modifications at the assembly location of Palfinger Inc., Canada amounting to EUR 654,000 and installation of machinery at the company location Palfinger d.o.o. in Slovenia (EUR 1,104,000). The expansion of the scope of consolidation includes the assets of Ratcliff Palfinger Ltd., Welwyn Garden City, Great Britain.

At balance sheet date the item "Pre-payments and assets under construction" contained equipment under construction in the amount of EUR 3,826,000 (2004: EUR 4,849,000).

The market value of investment property held by the Group as of 31 December 2005 is based on valuation by independent authorized experts not affiliated with the Group. Valuation in line with international valuation standards is based on market prices of similar property.

The current market value of investment property held by the Group determined in the scope of an expert report was EUR 664,000 in the 2005 financial year (2004. EUR 698,000).

All investment property held by the Group is leased to third parties in the scope of rental agreements. Resultant rental income was EUR 4,000 (2004: EUR 4,000). The expense related to investment property was EUR 4,000 (2004: EUR 4,000).

The book value of leased property, plant, and equipment (finance leasing) amounted to EUR 5,303,000 at balance sheet date (2004: EUR 5,450,000). Related leasing liabilities are shown in other non-current liabilities – with the exception of leasing liabilities with one-year maturity.

(2) Intangible assets

EUR '000

Intangible assets[1]	Goodwill	Other intangible assets	Intangible assets according to IFRS 3	Pre-payments	Total
Gross carrying amounts					
At 31 Dec 2004	**27,654**	**8,670**	**3,171**	**248**	**39,743**
Additions	0	647	0	195	842
Transfers	0	(44)	0	0	(44)
Disposals	0	(35)	0	(248)	(283)
Change in scope of consolidation	0	425	12,503	0	12,928
Exchange rate differences	0	260	691	0	951
At 31 Dec 2005	**27,654**	**9,923**	**16,365**	**195**	**54,137**
Accumulated amortization					
At 31 Dec 2004	**11,300**	**4,798**	**1,376**	**0**	**17,474**
Amortization in 2005	68	1,789	909	0	2,766
Disposals	0	(24)	0	0	(24)
Change in scope of consolidation	0	411	0	0	411
Transfers	0	(2)	0	0	(2)
Exchange rate differences	0	218	163	0	381
At 31 Dec 2005	**11,368**	**7,190**	**2,448**	**0**	**21,006**
Net carrying amounts at 31 Dec 2004	**16,354**	**3,872**	**1,795**	**248**	**22,269**
Net carrying amounts at 31 Dec 2005	**16,285**	**2,733**	**13,917**	**195**	**33,131**

[1] Previous year's values were adjusted based on the retroactive application of IFRS 3.

In accordance with IFRS 3, the scheduled amortization of intangible assets (goodwill) is no longer written off. Recognized goodwill concerns the goodwill in CGU container transfer system (CWS). The goodwill in CGU Mobiler was written off pursuant to an impairment test.

PALFINGER AG has retroactively applied IFRS 3.78. The conditions for retroactive application of IFRS 3 are that required valuations and other information are recorded at the date of first-time inclusion of new consolidated investments into accounting.

For acquisitions made from 2001, IFRS 3 was applied retroactively conditional upon fulfillment of preconditions. Effects of the retroactive application of IFRS 3 on the consolidated financial statements in hand were taken into account and previous years' figures adjusted accordingly.
Thus, at balance sheet date 31 December 2004, there was an increase in equity of EUR 748,000, from EUR 159,212,000 to EUR 159,960,000 because of retroactive application of IFRS 3.

Income from operations, respectively income after taxes generated in the 2005 financial year has been decreased by EUR 388,700 because of the retroactive application of IFRS 3.

Additions in intangible assets are the customer base of Ratcliff Palfinger Ltd., Welwyn Garden City, Great Britain at the date of first-time consolidation. Other additions to intangible assets include miscellaneous rights, particularly software licenses in the amount of EUR 1,316,000 and patents and distribution rights in connection with the acquisition of Bison Palfinger GmbH, Löbau, Germany amounting to EUR 1,302,000.

There were no self-generated intangible assets capitalized as assets in the PALFINGER Group.

(3) Investments
Associated companies are those investments in which the Group has significant influence over financial and operating policy decisions but no control or joint control over the company.
A holding of 20 percent to 50 percent of the voting power will indicate significant influence unless it can be clearly demonstrated otherwise. Associated companies are fundamentally consolidated at equity.

Write-ups on investments in associated companies amount to EUR 1,030,000 (2004: EUR 1,226,000) and consists of the proportionate shares in net profit of Palfinger France S.A., France; STEPA Farmkran GmbH, Austria; Palfinger Southern Africa (Pty) Ltd., South Africa; and PiR metal d.o.o./Croatia less dividends received.

The names of companies consolidated at equity are stated in the accompanying list of investments.

EUR '000 **Investments**	Associated companies at equity	Other investments	Total
Gross carrying amounts			
At 31 Dec 2004	**6,907**	**0**	**6,907**
Write-ups	1,030	0	1,030
At 31 Dec 2005	**7,937**	**0**	**7,937**
Accumulated depreciation			
At 31 Dec 2004	**102**	**0**	**102**
Write-ups	(86)	0	(86)
At 31 Dec 2005	**16**	**0**	**16**
Net carrying amounts at 31 Dec 2004	**6,805**	**0**	**6,805**
Net carrying amounts at 31 Dec 2005	**7,921**	**0**	**7,921**

(4) Other non-current assets
Securities held as non-current assets include shares in investment funds and are essentially held as coverage for severance pay, pension, and similar provisions, as required by Austrian tax law.

Of loans amounting in the amount of EUR 1,428,000 (2004: EUR 1,063,000), EUR 194,000 have up to one year remaining until expiration.

EUR '000

Other non-current assets	Securities	Loans	Other non-current assets	Deferred tax	Other deferred assets	Total
Gross carrying amounts at 31 Dec 2004	**763**	**1,063**	**2,183**	**5,494**	**79**	**9,582**
Additions	102	815	1,551	5,097	0	7,565
Transfers	(12)	(1)	0	0	0	(13)
Exchange rate differences	134	0				134
Disposals	(248)	(432)	0	0	0	(680)
At 31 Dec 2005	**739**	**1,445**	**3,734**	**10,591**	**79**	**16,588**
Accumulated depreciation At 31 Dec 2004	**37**	**2**	**0**	**0**	**0**	**39**
Depreciation in 2005	0	15	0	0	0	15
Exchange rate differences	84	0				84
Disposals	(18)	0	0	0	0	(18)
At 31 Dec 2005	**103**	**17**	**0**	**0**	**0**	**120**
Net carrying amounts at 31 Dec 2004	**726**	**1,061**	**2,183**	**5,494**	**79**	**9,543**
Net carrying amounts at 31 Dec 2005	**636**	**1,428**	**3,734**	**10,591**	**79**	**16,468**

The position loans consists of loans to associated companies in the amount of EUR 298,000 (2004: EUR 626,000), including loans of EUR 52,000 (2004: 43,000) to the governing bodies of subsidiaries, as well as EUR 104,000 (2004: EUR 56,000) to employees of foreign companies, and EUR 974,000 (2004: EUR 336,000) to business partners abroad.

Other non-current assets consist principally of tax claims in the amount of EUR 1,605,000, receivables from capitalized repurchase rights for life assurance policies amounting to EUR 2,058,000, and other non-current liabilities of EUR 71,000.

EUR '000

Deferred tax	31 Dec 2005	31 Dec 2004
Deferred tax assets		
Investments	3,641	654
Other non-current assets	94	51
Current assets	118	680
Non-current liabilities	3,929	2,328
Current liabilities	2,382	2,114
	10,164	**5,827**
Deferred tax liabilities		
Property, plant, and equipment	(2,705)	(3,001)
Current assets	(262)	0
Tax-free reserves	0	(3)
Non-current liabilities	(225)	0
Current liabilities	0	0
	(3,192)	**(3,004)**
Total timing differences	**6,972**	**2,823**
Consolidated items	1,118	1,623
Tax loss carry forwards	2,501	132
Total	**10,591**	**4,578**

Deferred tax assets amount to EUR 10,591,000 (2004: EUR 4,578,000).

In the year under review, deferred tax assets resulting from tax loss carry forwards in the Group amounted to EUR 2,501,000 (2004: EUR 132,000).

Analyzed by country, deferred taxes are as follows:

EUR '000

Deferred tax	31 Dec 2005	31 Dec 2004
Austria	6,386	4,019
Brazil	992	209
Germany	1,284	127
England	76	0
France	1,204	(288)
Italy	51	(98)
Canada	0	327
Slovenia	598	315
USA	0	(33)
	10,591	**4,578**

ASSETS
Current assets

(5) Inventories

Materials and production supplies are valued at floating average cost, respectively at standard cost in case of materials supplied by group companies.

Besides direct materials and production costs, goods from in-house production also contain adequate shares of materials and production overheads. Valuation is at budgeted production costs.

Allowances for materials and production supplies relate to unusable components in stock.

EUR '000

Current assets - Inventories	31 Dec 2005	31 Dec 2004
Materials and production supplies	43,567	34,950
Work in progress	16,325	16,899
Finished goods	39,212	33,125
Goods and services not yet invoiced	0	0
Pre-payments	474	454
Total	**99,578**	**85,428**

(6) Receivables and other current assets

Trade receivables are amounts owed by various customers in Austria and abroad.

Allowances for doubtful debt amount to EUR 4,294,000 (2004: EUR 5,181,000).

EUR '000

Receivables and other current assets	31 Dec 2005	31 Dec 2004
Trade receivables	86,733	75,634
Receivables from associated companies	2,750	4,134
Other receivables and assets	10,002	12,563
Short-term deferred assets	402	1,651
Total	**99,887**	**93,982**

Receivables from associated companies consist essentially of current Group settlements of trade receivables and of group financing.

Receivables from employees include deferrals from wage and salary settlement.

Other receivables amounted to EUR 10,002,000 (2004: EUR 12,563,000) and consisted mainly of receivables from domestic and foreign tax authorities in the amount of EUR 5,776,000 (2004: EUR 7,206,000), receivables from insurance claims, and receivables from current wage and salary settlement.

(7) Cash and cash equivalents

Cash and bank balances are included in liquid assets in the cash flow statement.

EUR '000

Cash and cash equivalents	31 Dec 2005	31 Dec 2004
Cash in hand	90	87
Bank balances	1,464	8,118
Total	**1,554**	**8,205**

LIABILITIES
Capital and reserves

(8) Issued share capital
At balance sheet date, the company's share capital was EUR 18,567,500 and remained unchanged during the 2005 financial year. Share capital is divided into 9,283,750 no-par-value shares.

(9) Capital reserves
At the end of 2005, capital reserves included statutory reserves created pursuant to the Austrian Stock Corporation Act in the amount of EUR 53,757 (2004: EUR 53,757).

(10) Retained earnings and other equity items

Retained earnings
In addition to reserves consisting of undistributed profits, retained earnings include changes in equity because of the first-time application of IAS 19.93 in 2005. Retained earnings also include adjustments from changes in the scope of consolidation, and tax-free reserves created in the Group's individual financial statements pursuant to Austrian tax law, net of deferred tax liabilities thereon, which are carried in deferred tax liabilities.

Profit distribution resolved by the General Meeting in the amount of EUR 1.8 per share is not included in liabilities.

The total of 471,731 own shares acquired by the company during 2002 and 2003 in accordance with a resolution of the General Meeting on 29 October 2002 have been deducted from retained earnings. The resolution empowered the Management Board to acquire the company's shares pursuant to section 65, para one, clause 8 (in connection with para 1a) of the Austrian Stock Corporation Act, to a maximum of 10 percent of issued capital. In accordance with article 4 of the articles of association, the Management Board, subject to approval of the Supervisory Board, is authorized until 30 September 2006 to issue the company's shares otherwise than via the stock exchange or in a public offering and under certain conditions to exclude the subscription rights of existing shareholders.

Valuation reserve for financial instruments
Earnings-neutral value changes of financial instruments are reported under "Valuation reserves" according to IAS 39 and are carried separately in the statement of changes in equity.

Pursuant to IAS 39, as of 31 December 2005 valuation reserves stood at EUR -1,955,000 (2004: EUR 1,298,000). During the year under review, equity declined by EUR 3,253,000 owing to earnings-neutral value changes of financial instruments.

Foreign currency translation reserve
This position includes differences in foreign currency calculations on consolidation, which in 2005 resulted in an equity increase of EUR -4,495,000 (2004: EUR -6,208,000). In 2005, negative foreign currency translation reserve declined by EUR 1,713,000.

(11) Minority interests
This item contains minority interests in the equity of the following fully consolidated companies:

Fully consolidated companies	%	EUR '000
Palfinger Industrieanlagen GmbH, Salzburg	5.00	90
Palfinger Produktionstechnik GmbH, Salzburg	0.20	3
Palfinger Europe GmbH, Salzburg	0.04	26
Epsilon Kran GmbH, Salzburg	35.00	5,272
Madal Palfinger S. A., Brazil	1.00	74
Palfinger Bermüller GmbH Regio Cargo Transporttechnik, Germany	40.00	12

LIABILITIES
Non-current liabilities

(12) Non-current financial liabilities
This item includes the following:

EUR '000

Non-current financial liabilities	Maturity	Effective interest rate	31 Dec 2005	31 Dec 2004
Loan	30 Apr 2012	2.65% – 5.18%	14,120	14,125
Investment loan	1 Jul 2010	1.00%	600	600
Total			**14,720**	**14,725**

Valuation takes place at carried cost of acquisition. Liabilities in foreign currencies were translated at the reporting date or at the hedged rate. In accordance with IAS 39, in the case of hedging, liabilities to the amount employed in the hedge accounting were adjusted by the corresponding change in value of the hedged risk.

Deferred interest expenses are contained in other current liabilities.

The effective rate of interest is the average interest burden relating to the average carrying amount in the reporting year after interest and currency hedging are taken into account. This value was 5.4 percent in the 2005.

The fair value of non-current financial liabilities corresponds to the book value.

(13) Non-current provisions

EUR '000

Non-current provisions	31 Dec 2005	31 Dec 2004
Provision for severance payments	9,285	7,709
Pension provisions	3,114	2,769
Anniversary bonus provisions	2,019	1,589
Other non-current provisions	510	152
Provision for deferred taxes	0	916
Total	**14,928**	**13,135**

Provisions for pensions
Some Group companies are committed by the terms of individual contracts with certain employees to provide supplementary retirement pensions. The amount of these pensions is performance-related and is calculated based on length of service and remuneration at the time of retirement.

EUR '000

Changes in pension provision	31 Dec 2005	31 Dec 2004
Projected unit credit as of 1 Jan	2,769	3,282
Current service cost	191	122
Interest cost	134	150
Transitional regulations acc. to IAS 19.93	110	0
+/- Amortization from net profit/-loss	(62)	(559)
Actual payments	(28)	(226)
	3,114	**2,769**

Pension provisions were valued at balance sheet date based on an actuarial report using the projected unit credit method. The following assumptions – changed from previous year – were made:

- Interest rate 4.5 percent p.a. (2004: 4.75 percent p.a.)
- Pension increase 1.5 percent p.a. (2004: 1.5 percent p.a.)

As of 31 December 2005, there were 28 employees with pension entitlements (2004: 27 entitlements).

Calculations are based on legal retirement age taking into account transitional provisions in accordance with the Austrian "Budget Accompanying Act" passed in 2003, and within the band of provisions stipulated by the Uniform Pension Law passed in 2004. The raised retirement age for female employees as of 2024 is also taken into account. Biometric bases for calculation were established using Austrian pensions tables AÖV 1999-P (version for salaried employees).

Provisions for severance payments

EUR '000

Provision for severance payments	**31 Dec 2005**	**31 Dec 2004**
Provision based on local tax principles	**0**	**0**
DBO per 1 Jan	7,709	7,399
Current service cost	609	643
Interest cost	348	336
Transition regulations acc. to IAS 19.93	1,044	0
+/- Amortization from net profit/-loss	(12)	40
Actual payments	(413)	(709)
DBO as of 31 Dec 2005	**9,285**	**7,709**

Severance payments are one-time settlements required under Austrian law, payable on termination of employment by the employer or retirement of employees, whose employment status commenced before 1 January 2003. They are calculated based on years of service and the amount of remuneration. The provision for severance payments was calculated in accordance with actuarial principles.

Valuation was based on the following assumptions – changed from previous year:

- Interest rate 4.5 percent p.a. (2004: 4.75 percent p.a.)
- Salary increases 3.0 percent p.a. (2004: 2.5 percent p.a.)
- Fluctuation discount 2.0 percent p.a. (2004: 2.0 percent p.a.)

For employees, whose employment status commenced after 1 January 2003, the responsibility for fulfilling this obligation will be assumed by a contribution-oriented severance payment system. The payments to the external employee provision fund are reported as expenses.

Provisions for anniversary bonuses derived from collective wage and company agreements were calculated using the same parameters as for the provisions for severance payments.

EUR '000

Anniversary bonus provisions	**31 Dec 2005**	**31 Dec 2004**
Present value of claims acquired during the year	359	53
Interest cost	71	70
Transition regulations acc. to IAS 19.93	194	0
Projected unit credit at balance sheet date including effect of pay increases	2,019	1,589

Other non-current provisions
As of 31 December 2005, other non-current provisions included deferred tax payment liabilities of EUR 0 (2004: EUR 916,000) and provisions for deferred life assurance policies in the amount of EUR 510,000.

(14) Other non-current liabilities

Other non-current liabilities of EUR 3,423,000 (2004: EUR 3,749,000) pertain to rental commitments under long-term rental agreements.

The employee's statutory profit sharing scheme stated in the previous year is pursuant to French law and pertains to employees of S.A.S. Guima Palfinger, France. Because of the company's financial results, there is no employee entitlement to a share in profits.

EUR '000

Other non-current liabilities	31 Dec 2005	31 Dec 2004
Trade payables	3,423	3,749
Employees' statutory profit sharing	0	199
Other liabilities	1,413	290
Deferred liabilities	1	4
Total	**4,837**	**4,242**

LIABILITIES
Current liabilities

(15) Current financial liabilities

EUR '000

Current financial liabilities	Maturity	Interest rate	31 Dec 2005	31 Dec 2004
Overdraft facilities	< 1 year	2.67% – 5.30% p.a.	18,649	24,267
Export loan	> 1 year	2.35%	6,000	0
Total			**24,649**	**24,267**

(16) Current provisions

EUR '000

Current provisions	31 Dec 2005	31 Dec 2004
Provisions for current tax payable	4,876	7,030
Staff benefits	9,070	8,068
Goods and services not yet invoiced	0	340
Other provisions	19,175	14,487
Total	**33,121**	**29,925**

Provisions for staff benefits in the amount of EUR 9,070,000 (2004: EUR 8,068,000) include accrued leave entitlements of EUR 4,413,000 (2004: EUR 4,198,000) and performance bonuses, compensatory time credits, as well as other staff provisions not yet payable of EUR 4,657,000 (2004: EUR 3,870,000).

Other provisions in the amount of EUR 19,175,000 (2004: EUR 14,487,000) relate to provisions for consultancy services, invoices outstanding, and provisions for imminent losses in outstanding contracts and to guarantee and warranty expenses of EUR 8,774,000 (2004: EUR 9,932,000).

Other provisions in the amount of EUR 4,002,000 (2004: EUR 0) relate to financial instruments, of which EUR 1,398,000 were recognized in the profit and loss account, and EUR 2,604,000 were reported in equity as earnings-neutral.

(17) Other current liabilities

EUR '000

Current liabilities	31 Dec 2005	31 Dec 2004
Trade payables	39,927	39,391
Prepaid orders	297	1,253
Liabilities on accepted bills of exchange	3,074	3,846
Other liabilities	10,797	12,678
Income tax payable	2,990	3,287
Purchase price liabilities	844	1,550
Deferred income	408	1,026
Total	**58,337**	**63,031**

Other liabilities

Other liabilities amounting to EUR 10,797,000 (2004: EUR 12,678,000) mainly include liabilities for social-security related contributions of EUR 2,500,000 (2004: EUR 2,935,000), staff-related contributions from wage and salary expenditures in the amount of EUR 3,132,000 (2004: EUR 2,638,000) as well as other liabilities of EUR 5,165,000 (2004: EUR 7,105,000).

Liabilities to suppliers

Liabilities to suppliers are shown at nominal value or higher amount payable.

Notes to the income statement

The income statement is presented in accordance with the cost of production method.

(18) Revenue

EUR '000

Revenue	Jan – Dec 2005	Jan – Dec 2004
Domestic sales	38,094	36,805
Exports	287,881	208,282
Foreign sales	194,073	158,652
Total	**520,048**	**403,739**

Revenue trends are discussed in detail in the operational review.

(19) Changes in inventories and other own work capitalized

EUR '000

Changes in inventories and other own work capitalized	Jan – Dec 2005	Jan – Dec 2004
Change in inventories	5,513	14,696
Other own work capitalized	215	86
Total	**5,728**	**14,782**

Changes in inventories consist of changes in inventories of finished goods and work in progress as compared with the previous year.

Besides direct materials and production costs, own work capitalized also contains adequate shares of materials and production overheads.

(20) Other operating income

EUR '000

Other operating income	Jan – Dec 2005	Jan – Dec 2004
Books gains on the disposal of non-current assets (excluding financial assets)	98	40
Releases of provisions	1,042	1,702
Write-backs or negative goodwill	1,565	1,200
Exchange rate differences	378	357
Miscellaneous operating income	7,186	7,453
Total	**10,269**	**10,752**

Miscellaneous operating income in 2005 mainly pertained to revenue from rental income (EUR 180,000), insurance payments (EUR 439,000), and revenue from internal service allocation (EUR 754,000).

(21) Materials and external services

EUR '000

Materials and external services	Jan – Dec 2005	Jan – Dec 2004
Cost of materials (including goods for resale)	(267,907)	(206,464)
Cost of external services	(16,524)	(14,109)
Total	**(284,431)**	**(220,573)**

The cost of external materials and services in relation to total output changed by 1.7 percent from 49.3 percent in 2004 to 51.0 percent in 2005.

(22) Staff costs

EUR '000

Staff costs	Jan – Dec 2005	Jan – Dec 2004
Wages and salaries	(79,561)	(68,017)
Expenses for severance payments	(1,772)	(1,526)
Pension expenses	(80)	(35)
Expenses for social security contributions and other pay-related contributions	(20,994)	(18,197)
Other staff benefits	(3,944)	(2,829)
Total	**(106,351)**	**(90,604)**

Based on the exercise of stock options in the scope of the stock option program, staff expenses in the amount of EUR 12,000 were incurred during the 2005 reporting year.

The increase in staff costs is related to individual salary increases and salary increases based on collective wage agreements, and the increase in payroll, mainly because of the acquisition of Ratcliff Tail Lifts Ltd., with headquarters in Welwyn Garden City, Great Britain (205 staff members).

(23) Depreciation and amortization expense

EUR '000

Depreciation	Jan – Dec 2005	Jan – Dec 2004
Scheduled depreciation	(11,837)	(10,152)
Unscheduled depreciation	(482)	(86)
Goodwill amortization	(68)	(1,936)
Total	**(12,388)**	**(12,174)**

Development of depreciation and amortization are discussed in detail in the section on tangible and intangible assets.

Scheduled depreciation in the amount of EUR 12,388,000 includes scheduled depreciation of tangible and intangible assets amounting to EUR 11,837,000, unscheduled depreciation of intangible assets in the amount of EUR 482,000 as well as goodwill amortization of EUR 68,000 related to impairment tests for cash generating units (CGU).

(24) Other operating expenses

EUR '000

Other operating expenses	Jan – Dec 2005	Jan – Dec 2004
Taxes other than those on income	(1,743)	(611)
Books gains on the disposal of non-current assets (excluding financial assets)	(98)	0
Guarantees and warranties	(9,373)	(9,493)
Trade fairs, distribution, and marketing	(6,283)	(4,298)
Consultancy services	(6,245)	(10,568)
Rentals and leasing	(4,504)	(4,171)
Repairs and maintenance	(5,845)	(4,681)
Travel and communications	(6,395)	(5,333)
Losses on receivables and valuation allowances	(2,165)	(2,749)
Insurance	(2,415)	(2,308)
Personnel hire	(7,393)	(1,613)
Miscellaneous operating expenses	(15,274)	(18,399)
Total	**(67,733)**	**(64,224)**

Other operating expenses

Miscellaneous operating expenses mostly comprise outward freight costs (EUR 7,368,000), provisions (EUR 1,321,000), office supplies and computer equipment (EUR 455,000), and damages and penalties (EUR 320,000).

(25) Profit from operations

Compared to the previous year, profit from operations increased by EUR 23,445,000, or 56.2 percent – from EUR 41,697,000 to EUR 65,142,000. A detailed analysis of results is given in the operating review.

Financial performance

(26) Income from investments

EUR '000

Income from investments	Jan – Dec 2005	Jan – Dec 2004
Income from investments	2,103	2,098
Expenses from investments	(13)	0
	2,090	**2,098**

Income from investments

Income from investments in companies consolidated at equity consists of income from Palfinger France S.A., France; STEPA Farmkran GmbH, Austria; PiR metal d.o.o., Croatia, and Palfinger Southern Africa (Pty) Ltd., South Africa.

(27) Interest and other financial expenses

EUR '000

Interest and other financial expenses	Jan – Dec 2005	Jan – Dec 2004
Income from other lending		
(loan stock rights, loans and securities held as non-current assets)	0	691
Interest on interest-bearing capital	394	663
Income from disposal of securities	75	0
Write-downs on securities (other)	(15)	(93)
Interest expense on discount of receivables Finance lease interest expense	(119)	(127)
Interest expense on staff benefit obligations	(533)	(556)
Interest expense on other interest-bearing debt	(3,088)	(3,206)
Total	**(3,306)**	**(2,628)**

(28) Profit before tax

Compared to previous year, profit before tax increased by EUR 22,758,000 or 55.3 percent – from EUR 41,168,000 to EUR 63,926,000.

(29) Income tax expense

Effective 1 January 2005, the corporate tax rate in Austria was reduced to 25 percent from 34 percent. Thus, the rate of corporate tax applicable to the parent company PALFINGER AG, Salzburg at balance sheet date was 25 percent.

The 2005 Tax Reform Act passed by the Austrian government enables companies to establish corporate tax groups. Following the calculation of losses incurred by each of the companies in the group, taxable results of the companies are assigned to the respective corporate tax group. To offset passed-on taxable results, a tax rate is fixed based on the stand-alone method.

An income tax rate of 25 percent was employed for the calculation of tax deferrals for companies based in Austria, and respective local rates were applied for companies located abroad. The Group's effective tax rate, e.g. the total tax expense as a percentage of the profit before tax, was 21.0 percent (2004: 29.8 percent).

EUR '000

Calculation of effective tax rate	Jan – Dec 2005	Jan – Dec 2004
Profit before tax	63,926	41,168
Income tax expense	(13,431)	(12,273)
Effective tax rate (%)	**21.0**	**29.8**

EUR '000

Income tax expense	Jan – Dec 2005	Jan – Dec 2004
Income tax expense	(16,436)	(14,238)
Deferred tax	3,005	1,965
Total	**(13,431)**	**(12,273)**

Calculation of effective tax rate

The difference between the numerical income tax burden (profit before tax multiplied by the national tax rate of 25 percent) and the effective income tax rate in the 2005 financial year, as shown in the income statement, is calculated as follows:

EUR '000

Calculation of effective tax rate	31 Dec 2005	31 Dec 2004
Profit on ordinary activities	63,926	41,168
Effective tax rate	25.00%	34.00%
Book income tax expense	15,982	13,997
Tax-reducing factors		
Research and education allowances, investment growth premiums	(874)	(535)
Tax adjustment / provision of social overhead capital acc. to öEStG	(95)	(2,136)
Adjustments to foreign tax rates	0	(223)
Tax-free income from trade investments	(526)	(284)
Other tax reduction items	(183)	(30)
Share valuations	(3,061)	0
Tax-increasing factors		
Company goodwill	17	769
Adjustments to foreign tax rates	49	0
Non-recognized tax loss carry forwards – foreign subsidiaries	510	0
Other non-tax-deductible expenses	734	46
Tax adjustment / provision of social overhead capital acc. to öEStG	570	0
Aperiodic tax payments	309	0
Reduction of the Austrian income tax rate	0	669
Total tax expense	**13,431**	**12,273**

(30) Minority interests

This item shows the share of after-tax profit in consolidated companies held by outside shareholders totaling EUR 2,351,000.

Earnings per share

There are 9,283,750 shares in issue. Based on the consolidated profit after tax of EUR 48,143,000 (2004: EUR 27,391,000) undiluted earnings per shares are EUR 5.48 (2004: EUR 3.11), diluted earnings per share are EUR 5.48 (2004: EUR 3.11). The Management Board recommends a dividend payment of EUR 1.80 per share.

Other notes

Liabilities for the use of machinery not stated in the consolidated financial statements – e.g. for equipment under operating leasing contracts – are estimated at EUR 2,117,000 for financial 2006, and EUR 6,935,000 over the next five years.

Cash flow statement

The presentation of the cash flow statement is based on the indirect method. Liquid funds are equivalent to cash in hand and cash at banks less overdraft facilities.

Income taxes paid in the amount of EUR 18,342,000 are shown as separate item under operating activities. Dividends received, and interest received and paid is reported under operating activities. In the year under review, cash flows from dividend payments totaled EUR 9,690,000.

The item cash flows from investing activities includes the purchase of Ratcliff Tail Lifts Ltd., Welwyn Garden City, Great Britain.

Income and expenses not affecting cash flow

Transactions not affecting cash flow mainly developed as follows:

EUR '000

Income and expenses not affecting cash flow	31 Dec 2005	31 Dec 2004
Depreciation	12,388	12,174
Changes in pensions and other staff benefits and other non-current liabilities	4,130	4,672
Deferred taxes	3,005	1,965
Investments in associates not affecting cash flow	2,103	2,508

Segment reporting

Financial indicators are determined and presented for the primary segments "Europe and the Rest of the World" and "North and South America", and for the secondary segments "CRANES" and "Hydraulic Systems and Services".

The Purchasing, Production & Assembling division, holding activities, and Group-internal service activities are not shown separately as they are spread out over the individual product groups.

Primary segmentation: regions

Europe and the Rest of the World

The segment "Europe and the Rest of the World" comprises Palfinger Europe GmbH, Austria; the distribution companies Palfinger GmbH, Germany; Palfinger Bermüller GmbH, Austria; EPSILON Kran GmbH, Austria; and S.A.S. Financière Palfinger with the Guima Group, France. The newly acquired and fully consolidated subsidiary Ratcliff Palfinger Ltd., Great Britain was allocated to this segment on 1 August 2005. The units STEPA Farmkran GmbH, Austria: Palfinger France S.A., France; Palfinger Argentina S.A., Argentina; and Palfinger Southern Africa (Pty) Ltd., South Africa are included in this segment at equity. All product groups except for telescopic cranes are marketed in this segment.

North and South America

The segment "North and South America" comprises the companies Palfinger USA, Inc. and Tiffin Loader Crane Company in the USA, Palfinger Inc. in Canada, and Madal Palfinger S.A. in Brazil. Cranes and Services are available in both North and South America, while PALIFT container handling systems, and CRAYLER portable forklifts are additionally sold in North America, telescopic cranes are part of the product portfolio in South America.

Secondary segmentation: product groups

CRANES
The CRANES segment comprises the product divisions knuckle-boom cranes, forestry and recycling cranes, as well as telescopic cranes in Brazil.

Hydraulic Systems and Services
The Hydraulic Systems and Services segment comprises the following product divisions: PALIFT container handling systems, PALGATE tail lifts, CRAYLER transportable forklifts, RAILWAY Railway applications, MOBILER container transfer systems, and BISON aerial work platforms, as well as Services.

EUR '000	Europe and Rest of the World		North and South America		Total	Total
Primary segmentation	**2005**	**2004**	**2005**	**2004**	**2005**	**2004**
External sales	455,698	352,037	64,350	51,702	520,048	403,739
Intra-group sales (between segments)	11,354	11,802	0	0	11,354	11,802
Depreciation and amortization	10,533	10,982	1,855	1,192	12,388	12,174
Expenses not affecting cash flow (excluding depreciation)	1,735	2,447	642	1,348	2,377	3,795
Profit from operations (EBIT)	64,531	38,737	611	2,960	65,142	41,697
Share of net profit of at equity associates	2,090	2,508	0	0	2,090	2,508
Book value of at equity associates	7,921	6,805	0	0	7,921	6,805
Liabilities	116,794	126,554	33,798	22,772	150,592	149,326
Book value of total assets	304,348	277,867	44,243	31,419	348,591	309,286
Investment in property, plant, and equipment and intangible assets	13,338	16,053	2,502	1,547	15,840	17,600

EUR '000	CRANES		Hydraulic Systems / Services		Total	Total
Secondary segmentation	**2005**	**2004**	**2005**	**2004**	**2005**	**2004**
External sales	368,033	291,906	152,015	111,833	520,048	403,739
Profit from operations (EBIT)	72,123	44,044	(6,981)	(2,346)	65,142	41,697
Book value of total assets	203,788	189,860	144,803	119,426	348,591	309,286
Investment in property, plant, and equipment and intangible assets	11,929	11,216	3,911	6,384	15,840	17,600

Transfer pricing
Transfer pricing between production and the assembly plants takes places at calculated budgeted cost plus markup comparable with outside companies.

The assembly plants charge the distribution companies listed selling prices less a discount, which is renegotiated every year depending on the respective local market conditions and thus outside companies.

Palfinger Industrieanlagen GmbH, Austria passes on the rental income for land and buildings charged by the lessor to Palfinger Hebetechnik GmbH, Austria.

Financial instruments
The position of financial instruments as of 31 December 2005 was as follows:

EUR '000

Derivative financial instruments	Nominal	Market-to-Market-valuation	Documentation acc. to IAS 39
Currency forwards (inc. swap deals)	27,368.0	(2,604.5)	Cash Flow Hedge
Currency forwards financing	12,568.9	(1,397.6)	Fair Value Hedge
Total	**39,936.9**	**(4,002.1)**	

Receivables, shares, and liabilities classified as primary financial instruments are carried in accordance with IAS 39. Accounting and valuation principles are described under the respective items. Purchases and disposals of financial instruments are booked on the settlement date.

Long-term investments serve the development of cover stock required for personnel-related provisions within the framework of externally administered investment funds. Credit risk on receivables corresponds to values stated in the balance sheet adjusted as appropriate for loss of value.

Derivative financial instruments are primarily used to hedge the company against exchange rate and interest change risks. The operative goal of the company is evening out the result of foreign exchange positions.

Currency risks to the company arise mainly from trade receivables invoiced in US dollars.

All financial instruments are recorded in a risk management system upon completion of transactions. This measure enables daily evaluation and provides a daily overview of all main risk indicators.

Credit risk on receivables corresponds to values stated in the balance sheet adjusted as appropriate for loss of value. Trade receivables are mostly covered by credit insurance, reducing default risks to respective portions of loss to be borne by the insured.

Research and development
General research and development expenditure is expensed in the year it occurs. Expenses for ongoing development and improvement of existing products are apportioned as manufacturing costs are capitalized.

Expenditure on research and development in the 2005 financial year was about EUR 10,760,000 (2004: EUR 10,100,000), equivalent to 2.1 percent of total revenues.

Subsequent events after balance sheet date
At the beginning of 2006, Palfinger Produktionstechnik GmbH as transferring entity is to be merged with Palfinger Europe GmbH as absorbing entity as agreed on 31 December 2005, in accordance with the regulations set out in Austria's Reorganization Tax Act (UmgrStG).

Other liabilities and risks
Liabilities arising out of guarantees and other contingent liabilities under contracts totaled EUR 2,915,000 (2004: EUR 3,312,000) and included mostly repurchase obligations to third parties, guarantees, and loan guarantees.

Relationships and related party transactions
Two members of the Palfinger family, which holds 64.0 percent of issued capital are employed in the Group (one minimally and one on parental leave).

Consultancy fees arising from services rendered by Beratergruppe Neuwaldegg GmbH, in which the Chairman of the Supervisory Board, Alexander Exner, holds a 6.2 percent stake, totaled EUR 253,000 before taxes in the reporting year.

Ramses Werbeagentur GmbH advertising agency (in which a member of the Supervisory Board, Peter R. Scharler, holds a 75.0 percent stake) invoiced a total of EUR 607,000 for deliveries and services.

Kurt Stiassny, a member of the Supervisory Board, received a fee of EUR 11,000 before tax for advisory services.

Pursuant to compliance regulations, the Austrian Financial Market Authority was notified of the following transactions:

- Sale of 150 shares by Johann Maier, member of the Supervisory Board.
- Purchase of 3,698 shares in the scope of the stock option program by Eduard Schreiner, member of the Management Board.
- Sale of 3,698 shares by Eduard Schreiner, member of the Management Board.
- Sale of 550 shares by Herbert Ortner, member of the Management Board.

These notifications were published on the company's website immediately.

Governing bodies and employees

The average number of employees in the Group (excluding apprentices but including the Management Board) during the financial year was 3,087 (2004: 2,563). At balance sheet date, there were 3,326 Group employees (2004: 2,815).

Total remuneration of the Management Board in 2005 was EUR 1,920,000 (2004: EUR 1,761,000) broken down as follows:

EUR '000

Remuneration of the Management Board in 2005	Mr. Anzengruber	Mr. Schreiner	Mr. Pilz	Mr. Ortner	Total
Fixed salary	281	188	172	176	817
Performance-related remuneration (variable)	317	270	258	258	1,103
Total	**598**	**458**	**430**	**434**	**1,920**

The members of the Supervisory Board received no remuneration for their services.

The following persons held office during the 2005 financial year:

Members of the Supervisory Board

Alexander EXNER, Vienna, (chairman)
Hubert PALFINGER Sr., Salzburg, (deputy chairman)
Hubert PALFINGER Jr., Salzburg, since 13 April 2005
Kurt STIASSNY, Klosterneuburg
Peter R. SCHARLER, Anif

Delegated by the Works Council

Johann MAIER, Mondsee, until 17 April 2005 and from 18 August 2005 until 4 December 2005
Johann MAIR, Kuchl, from 9 May 2005 until 17 August 2005 and from 5 December 2005
Erwin ASEN, Schneegattern
Bernhard WETZELSBERGER, since 9 May 2005

Members of the Management Board

Wolfgang ANZENGRUBER
Eduard SCHREINER
Herbert ORTNER
Wolfgang PILZ

Additional information pursuant to section 245a Austrian Commercial Code

The expenses incurred for severance payments and pensions for the Management Board and executives were EUR 253,000 and EUR 1,599,000 for other employees.

Auditor's report and audit certificate

We have audited the consolidated financial statements of Palfinger AG, Salzburg for the fiscal year from 1 January 2005 to 31 December 2005. The Company's management is responsible for the preparation and the content of the consolidated financial statements in accordance with International Financial Reporting Standards/IFRSs as adopted by the EU and for the preparation of the management report for the group in accordance with Austrian regulations. Our responsibility is to express an opinion on these consolidated financial statements based on our audit and to state whether the management report for the group is in accordance with the consolidated financial statements.

We conducted our audit in accordance with laws and regulations applicable in Austria and Austrian Standards on Auditing. Those standards require that we plan and perform the audit to obtain reasonable assurance whether the consolidated financial statements are free from material misstatement and whether we can state that the management report for the group is in accordance with the consolidated financial statements. In determining the audit procedures we considered our knowledge of the business, the economic and legal environment of the group as well as the expected occurrence of errors. An audit involves procedures to obtain evidence about amounts and other disclosures in the consolidated financial statements predominantly on a sample basis. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit did not give rise to any objections. In our opinion, which is based on the results of our audit, the consolidated financial statements are in accordance with legal requirements (as well as with the articles of association and present fairly, in all material respects, the financial position of the group as of 31 December 2005 and of the results of its operations and its cash flows for the fiscal year from 1 January 2005 to 31 December 2005 in accordance with International Financial Reporting Standards/IFRSs as adopted by the EU. The management report for the group is in accordance with the consolidated financial statements.

Vienna, 24 February 2006

GRANT THORNTON
Wirtschaftsprüfungs- und Steuerberatungs-GmbH
Member Firm of Grant Thornton International

Walter Platzer
Chartered Accountant and
Registered Auditor

Wolfgang Hackl
Chartered Accountant and
Registered Auditor

Report of the Supervisory Board

In financial 2005, the Supervisory Board discharged the duties incumbent upon it by virtue of the law and the Company's articles of association.

During the 2005 reporting year, the Supervisory Board held four meetings with the Management Board in attendance: on 14 March 2005, on 2 June 2005, on 12 September 2005, and on 19 December 2005.

The Management Board informed the Supervisory Board regularly both in writing and orally about the progress of the business activities, the situation of the company, and the Group companies. In addition, the Chairman of the Supervisory Board maintained regular contact with the Chairman of the Management Board outside board meetings and talked with him about the strategy, business performance, and the risk situation of the company.

Besides current developments, the Supervisory Board concerned itself with the strategy of the individual divisions, acquisition projects, and major investment decisions.

The executive committee and the human resources committee, which is staffed with the same persons, met at regular intervals during the reporting year. Strategic positioning and further development of the Group were at the focus of discussion.

The consolidated financial statements of PALFINGER for the year ended 31 December 2005 and the operational review including management accounts have been audited by Grant Thornton Wirtschaftsprüfungs- und Steuerberatungs-GmbH, Vienna. The audit revealed that management accounts, the consolidated financial statements, and the operational review comply with applicable legal regulations and the provisions of statutes. The audit revealed no grounds for objection, thus granting an unqualified auditor's report for 2005. The consolidated financial statements likewise revealed no cause for objection. The consolidated financial statements prepared based on International Financial Reporting Standards (IFRS) have been supplemented by the operational review and further explanations in accordance with section 245a of the Austrian Commercial Code.

The Supervisory Board has approved the annual financial statements for the year ended 31 December 2005 and the operational review for the 2005 financial year, thereby adopting the 2005 consolidated financial statements of PALFINGER in accordance with section 125; subsection two of the Austrian Companies Act.

The Supervisory Board has accepted the financial statements of the company and the operational review drawn up in accordance with section 244 et seq. of the Austrian Commercial Code.

The Supervisory Board has evaluated and approved the recommendation of the Management Board on the distribution of profits for the 2005 financial year.

The Supervisory Board wants to thank the members of the Management Board and all PALFINGER staff members for their outstanding dedication and achievements in the 2005 financial year.

Vienna, March 2006

Alexander Exner
Chairman of the Supervisory Board

Shareholder Information

Shareholder Information

ISIN	AT0000758305
Number of shares issued	9,283,750
Listing on the Vienna Stock Exchange	Prime Market
OTC listings	New York, Stuttgart, Düsseldorf, Berlin, Frankfurt

	2005	2004
Low	38.50 EUR	22.70 EUR
High	73.60 EUR	42.10 EUR
Price close on 31 Dec	63.99 EUR	42.10 EUR
Performance relative to ATX	+0.8%	+27.86%
Earnings per share*	5.48 EUR	3.11 EUR
Operative cash flow per share	4.60 EUR	2.77 EUR
Recommended dividend per share	1.80 EUR	1.10 EUR
Dividend yield relative to average price	3.32%	3.75%
Market capitalization as of 31 Dec	594,067,163 EUR	390,845,875 EUR

** The share repurchase scheme and weighted average of shares were taken into consideration.*

2005 Share price (indexed) PALFINGER AG


180%
160%
140%
120%
100%
1 Jan 2005
31 Dec 2005
PALFINGER AG
ATX

Research Reports

Bank Austria Creditanstalt, Deutsche Bank, Erste Bank, Raiffeisen Centro Bank, First Focus

Ticker Symbols

Reuters PALF.VIE, Bloomberg PALF.AV, Vienna Stock Exchange PAL

Investor Relations

Phone +43 (0)662 46 84-0, Fax +43 (0)662 45 00 84, www.palfinger.com
Wolfgang Anzengruber, Chairman of the Management Board, ext. 2218, w.anzengruber@palfinger.com
Eduard Schreiner, Finance Director, ext. 2310, e.schreiner@palfinger.com
Hannes Roither, Company Spokesman, ext. 2260, h.roither@palfinger.com

EVA (Economic Value Added) A measure of a company's financial performance
Ratio of ROCE less WACC and
average capital employed

Free Cashflow the net amount of cash equivalents available to service internal or external borrowings.
Cash flows from operating activities
plus
Cash flows from investing activities
Interest on external borrowings
less
Tax savings on interest on external borrowings

Gearing Ratio A measure of the proportion of the enterprise's total capital that is borrowed
Ratio of net borrowings to equity as a percentage

Net borrowings are calculated as
Interest-bearing assets
less
Interest-bearing borrowings

ROCE (Return on Capital Employed) Return on capital invested in the enterprise
Ratio of NOPLAT to average capital employed as a percentage

Capital employed is calculated as
Intangible assets
plus
Property, plant, and equipment
Investments
Net working capital

NOPLAT (Net Operating Profit less Adjusted Taxes) is made up of
EBIT
less
Taxes on EBIT

ROE (Return on Equity) The amount of enterprise returns e.g. the ratio of profit after tax to equity invested
Ratio of profit after tax to average equity
less
Dividends paid as percentage

WACC (Weighted Average of Cost of Capital) A measure of the average cost of capital invested (debt and equity)

Working Capital The net surplus of current assets over current liabilities

Corporate Locations

Austria

PALFINGER AG
Franz-Wolfram-Scherer-Straße 24
5101 Bergheim / Salzburg

Palfinger Service- und Beteiligungs-GmbH
Franz-Wolfram-Scherer-Straße 24
5101 Bergheim / Salzburg

Palfinger Europe GmbH
Franz-Wolfram-Scherer-Straße 24
5101 Bergheim / Salzburg

Palfinger Europe GmbH
Moosmühlstraße 1
5203 Köstendorf

Palfinger Produktionstechnik GmbH
Lengau 184
5211 Friedburg

EPSILON Kran GmbH
Christophorusstraße 30
5061 Elsbethen-Glasenbach

Palfinger Industrieanlagen GmbH
Franz-Wolfram-Scherer-Straße 24
5101 Bergheim / Salzburg

STEPA Farmkran Gesellschaft m.b.H.
Christophorusstraße 28
5061 Elsbethen-Glasenbach

Argentina

Palfinger Argentina S.A.
Av. Corrientes 327, 3° Piso
Buenos Aires

Brazil

Madal Palfinger S.A.
Rua Flavio Francisco Bellini 350
Caxias do Sul

Bulgaria

Palfinger Produktionstechnik Bulgaria EOOD
5980 Cherven Brjag

Palfinger Produktionstechnik Bulgaria EOOD
8672 Tenevo

Germany	**Palfinger Bermüller GmbH** Regio Cargo Transporttechnik Georg-Wimmer-Ring 25 85604 Zorneding-Pöring
	Palfinger GmbH Feldkirchener Feld 1 83404 Ainring
	Bison Palfinger GmbH Äußere Bautzner Straße 47 02708 Löbau
France	**S.A.S. Financière Palfinger** 29A, Avenue des Tourondes 82300 Caussade
	S.A.S. Guima Palfinger 29A, Avenue des Tourondes 82300 Caussade
	S.A.S. Guima France 29A, Avenue des Tourondes 82300 Caussade
	Palfinger France S.A. ZA Les Basseaux – BP 73 26802 Etoile sur Rhone Cedex
	S.C.I. Palfinger Paris Sud ZA Les Basseaux – BP 73 26802 Etoile sur Rhone Cedex
	S.A.S. Mesle Equipement Za de la Longueraie 56140 Saint Abraham
	S.A.S. Palfinger Service Avenue Condorcet 91240 Saint Michel/Orge
Great Britain	**Ratcliff Palfinger Ltd.** Bessemer Road Welwyn Garden City Herts AL7 1ET

Italy	**Palfinger Gru Idrauliche S.r.l.** Via Dante Alighieri 50 42023 Cadelbosco di Sopra (RE)
Canada	**Palfinger Inc.** 7942 Dorchester Road Niagara Falls, Ontario L2E 6V6
Croatia	**PiR metal d.o.o.** Ivana Zaridica 27 51000 Rijeka
Slovenia	**Palfinger d.o.o.** Jaskova 18 2001 Maribor
South Africa	**Palfinger Southern Africa (Pty) Ltd.** 28 Harrison Street Johannesburg 2001
USA	**Palfinger USA, Inc.** 1775 S. Seneca CO. RD. 1 Tiffin, Ohio 44883 **Tiffin Loader Crane Company** 1775 S. Seneca CO. RD. 1 Tiffin, Ohio 44883

Imprint

PALFINGER AG
Franz-Wolfram-Scherer-Straße 24
5101 Bergheim / Salzburg
Austria

Investor Relations
Hannes Roither
Phone +43 662 4684 DW 2260
Fax +43 662 4684 DW 2280
h.roither@palfinger.com
www.palfinger.com

Consultancy
Trimedia Communications Austria GmbH

Design
Rahofer Werbeagentur

Photos
Viennapaint

PALFINGER Group companies

Area Europe

- 99.96% **Palfinger Europe GmbH**
  [illegible]
  - 100% **Ratcliff Palfinger Ltd**
    [illegible]
  - 49% **Palfinger Argentina S.A.**
    Argentina, Buenos Aires
    51% Alejandro Zelpo
  - 49% **Palfinger France S.A.**
    France, Chaponnay
    51% Group Vincent
    - 99.99% **S.C.I. Palfinger Paris Sud**
      France, Chaponnay
      0.005% Société de Matériel Vincent Sàrl / 0.005% Palfinger AG
    - 25.01% **S.A.S. Mesle Equipement**
      France, Malestroit
      40% VRAC / 34.99% Olivier Billon
    - 99.99% **S.A.S. Palfinger Service**
      France, Saint Michel
      0.01% Société de Matériel Vincent Sàrl
  - 33.3% **Palfinger South. Africa (Pty) Ltd.**
    Rep. of South Africa, Johannesburg
    66.7% JCI et al
  - 60% **Palfinger Bermüller GmbH Regio Cargo Transporttechnik**
    [illegible]
  - 65% **EPSILON Kran GmbH**
    [illegible]
  - 45% **STEPA Farmkran GmbH**
    Austria, Salzburg
    55% Steindl Krantechnik GmbH
  - 100% **S.A.S. Financière Palfinger**
    [illegible]
  - 100% **S.A.S. Guima Palfinger**
    [illegible]
    - 100% **S.A.S. Guima France**
      [illegible]
  - 94.9% **Palfinger GmbH** (5.1%)
    [illegible]
  - 100% **Bison Palfinger GmbH**
    [illegible]

PALFINGER AG

- 100% **Palfinger Service- und Beteiligungs-GmbH**
- 95% **Palfinger Industrieanlagen GmbH**

Area North America

- 100% **Palfinger Inc.**
- 100% **Palfinger USA, Inc.**
  - 100% **Tiffin Loader Crane Company**

Area South America

- 99% **Madal Palfinger S.A.**

Production

- 100% **Palfinger Produktionstechnik Bulgaria EOOD**
- 100% **Palfinger proizvodnja d.o.o.**
- 20% PiR metal d.o.o.
  Croatia, Rijeka
  HRK 5.0 mn 80% A.u.N. Rustja
- 99.8% **Palfinger Produktionstechnik GmbH**
  - 100% **Palfinger Gru Idrauliche s.r.l.**

* administrated in trust for Palfinger Service- und Beteiligungs-GmbH

[dark box] fully consolidated

at equity

2006 Financial Calendar

5 April 2006
Annual General Meeting

10 April 2006
Ex-dividend day

12 April 2006
Dividend payment day

10 May 2006
Publication of results for the 1st quarter of 2006

10 August 2006
Publication of results for the 1st half of 2006

10 November 2006
Publication of results for the 3rd quarter of 2006